SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Benetton Group 2005 nine-month report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: December 5, 2005

Benetton Group

2005 nine-month report

Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (Treviso) - Italy

Capital Stock: Euro 236,026,454.30 fully paid

Tax ID/Treviso Company register: 00193320264

Index			The Benetton Group
	3		Directors and other officers
	4		Highlights

	5		Directors'report
Events and results in the first nine months of 2005
Capital expenditure
	6		Supplementary information
		7	- Dividends distributed
- Stock option plan
- Treasury shares
	7	9	- Relations with the parent company, its subsidiaries and other related parties
- Directors
- Principal organizational and corporate changes
	8		- Significant events after September 30, 2005
- Outlook for the full year
	9		Consolidated Group results
- Consolidated income statement
	10		- Business segments
	14		- 3rd quarter 2005
	17		- Balance sheet and financial position highlights

	21		Consolidated financial statements
	22		Consolidated balance sheet - Assets
	23		Consolidated balance sheet - Shareholders' equity and liabilities
	24		Consolidated income statement
	26		Shareholders' equity attributable to the Group - Statement of changes
	27		Shareholders' equity - Statement of changes in minority interests
	28		Consolidated cash flow statement

	29		Explanatory notes
Group activities
Form and content of the consolidated financial statements
Consolidation methods
	30		Accounting standards and policies
	36		Supplementary information
	27		Comments on the principal asset items
	40		Comments on the principal items in shareholders' equity and liabilities
	41		Segment information
	44		Comments on the principal items in the income statement
	47		Supplementary information

	48		Transition to IFRS
Directors and other officers	Board of Directors

	Luciano Benetton (1)		Chairman

	Carlo Benetton		Deputy Chairman
	Alessandro Benetton		Deputy Chairman

	Silvano Cassano (2)		Chief Executive Officer

	Giuliana Benetton		Directors
Gilberto Benetton
Reginald Bartholomew
Luigi Arturo Bianchi
Giorgio Brunetti
Gianni Mion
Ulrich Weiss

	Pierluigi Bortolussi		Secretary to the Board

Board of Statutory Auditors
	Angelo Casò		Chairman

	Filippo Duodo		Auditors
Antonio Cortellazzo

	Marco Leotta		Alternate Auditors
Piermauro Carabellese

Independent Auditors
PricewaterhouseCoopers S.p.A.

Powers granted

(1) Company representation and powers to carry out any action that is consistent with the Company's business purpose, except for those expressly reserved by law to the Board of Directors and to the Shareholders' Meeting, with limitation on some categories of action.

(2) Power to carry out any action relating to the ordinary administration of the Company as well as certain acts of extraordinary administration subject to limits on amounts.

Highlights

First nine months of 2005

Application of IFRS. The Group's financial statements for the first nine months of 2005 and comparative periods have been drawn up in accordance with the IFRS applicable at the date of preparation and on the basis of Appendix 3D to the Issuers' Regulations no. 11971 of May 14, 1999 and subsequent amendments and additions.

Key financial data - highlights
	Nine months		Nine months				Full
Key operating data (millions of euro)	2005	%	2004	%	Change	%	2004	%
Revenues	1,288	100.0	1,253	100.0	35	2.8	1,704	100.0
Gross operating income	559	43.4	560	44.7	(1)	(0.2)	775	45.5
Contribution margin	468	36.3	472	37.7	(4)	(0.9)	654	38.4
EBITDA	209	16.2	235	18.7	(26)	(11.2)	312	18.3
Earnings before interest
and taxes (EBIT)	138	10.7	152	12.1	(14)	(9.4)	158	9.3
Net income for the period attributable to the Parent
Company and minority interests	90	7.0	102	8.2	(12)	(12.2)	108	6.4
Net income for the period
attributable to the Parent Company	89	6.9	104	8.3	(15)	(14.6)	109	6.4

Key financial data (millions of euro)	09.30.2005	12.31.2004	09.30.2004
Working capital	876	711	881
Assets held for sale	-	8	-
Net capital employed	1,814	1,654	1,798
Net financial position	565	441	592
Total shareholders' equity	1,249	1,213	1,206
Free cash flow	56	15	(51)
Net total investments/(disposals)
(excluding purchase and sale of securities)	79	35	(20)

Share and market data	09.30.2005	12.31.2004	09.30.2004
Basic earnings per share (euro)	0.49	0.60	0.57
Shareholders' equity per share (euro)	6.82	6.64	6.61
Price at period end (euro)	8.92	9.74	9.70
Screen-based market: high (euro)	10.15	10.18	10.18
Screen-based market: low (euro)	7.01	8.33	8.33
Market capitalization (thousands of euro)	1,619,505	1,768,383	1,760,757
Average no. of shares outstanding	181,558,811	181,558,811	181,558,811
Number of shares outstanding	181,558,811	181,558,811	181,558,811

Number of personnel	09.30.2005	12.31.2004	09.30.2004
Total employees	7,813	7,424	7,481

Directors' report

Events and results in the first nine months of 2005

Group net revenues for the first nine months of 2005 were 1,288 million euro, compared with 1,253 million euro in the corresponding period of 2004. Apparel segment revenues from third parties amounted to 1,184 million euro, an increase of 2.6% on the figure of 1,153 million euro in the first nine months of 2004. Revenue performance was mainly influenced by the network development policy and product enhancements introduced with the 2005 fall/winter collection. Revenues also benefited from an improved product mix, as well as from initiatives for expanding the network of directly operated stores. The third quarter reported an increase in apparel revenues thanks to the positive rate of re-orders of the 2005 fall/winter collection.

Gross operating income was 43.4% of revenues, compared with 44.7% in the same period of 2004; contribution margin was 36.3%, slightly down compared with 37.7% in the corresponding period of 2004, influenced mostly by the above-mentioned development policies partly offset by more efficient production.

The increase in general and administrative expenses took EBIT (earnings before interest and taxes) to 138 million euro, representing 10.7% of revenues compared with 12.1% in the corresponding period of 2004.

Net income attributable to the Parent Company was 89 million euro, representing 6.9% of revenues, compared with 104 million euro in the first nine months of 2004 (8.3% of revenues).

Shareholders' equity attributable to the Group amounted to 1,237 million euro as of September 30, 2005 (1,206 million euro as of December 31, 2004).

The net financial position reported net debt of 565 million euro, compared with 592 million euro as of September 30, 2004.

The change since the end of 2004 was due to the normal working capital cycle.

The first nine months of 2005 featured a number of important international commercial and licensing agreements. In particular, the Benetton Group signed an agreement with the Boyner group to set up a joint venture to manage and develop manufacturing and retailing activities for Benetton brands in Turkey and some adjacent areas.

On the co-branding front, the Benetton Group and Mattel have formed a worldwide partnership, which will continue until December 31, 2006, for the creation of a girls' clothing line, Barbie loves Benetton. On the license front, a worldwide license for Sisley Casa products was signed between the Benetton Group and Zorlu Holding, one of Turkey's main industrial groups. An exclusive license agreement was also signed with the French company Selective Beauty for the development and worldwide distribution of United Colors of Benetton perfumes.

Capital expenditure

The Group's net expenditure on operating and financial assets, excluding sales of securities for 118 million euro, amounted to around 79 million euro in the first nine months of 2005.

Gross capital expenditure on operating assets was 70 million euro, in line with the same period of 2004. Most of the expenditure related to the commercial network, with 49 million euro spent on purchasing, modernizing and upgrading stores. Gross capital expenditure on production amounted to 11 million euro and related mainly to Italian manufacturing companies.

Gross capital expenditure on non-current financial assets, totaling around 18 million euro, mostly related to the purchase of a 50% interest in a Turkish company named Benetton Giyim Sanayi A.S. for 6.7 million euro, and to the payment of the balance of 7.5 million euro due on the purchase of 15% of Olimpias S.p.A., completed in February 2004.

Supplementary information

Dividends distributed. On May 16, 2005, the Shareholders' Meeting of Benetton Group S.p.A. voted to pay a dividend of 0.34 euro per share, totaling 62 million euro.

Stock option plan. The resolution of the extraordinary Shareholders' Meeting of September 9, 2004 authorized the Board of Directors, in accordance with article 2443 of the Civil Code, to decide, also more than once and for a maximum period of five years from the date of the Shareholders' Meeting resolution, to increase capital stock, for cash, in one or more stages, with the consequent issue of ordinary shares, with normal ownership rights, to be offered for subscription by employees of Benetton Group S.p.A. and subsidiary companies at prices equivalent to the nominal value of 1.30 euro each, as well as a share premium determined at the time they are granted, based on the arithmetic average of share prices recorded in the last month on Borsa Valori di Milano (Milan stock exchange), excluding option rights in accordance with the final paragraph of article 2441 of the Civil Code, for a maximum total of 6.5 million euro, through the issue of a maximum of 5,000,000 ordinary shares with a nominal value of 1.30 euro each.

The Board of Directors voted on the same date to increase capital stock, for cash, from 236,026,454.30 euro to 240,230,104.40 euro to service the share incentive Plan, issuing 3,233,577 options which confer the right to subscribe to the same number of Company shares, at a price of 8.984 euro. If the approved increase is not fully subscribed within the period set each time for this purpose, then capital will be increased by an amount equivalent to the subscriptions received at the expiry of this period.

These stock options represent an instrument for the medium and long-term motivation and retention of employees and directors, selected from among the top executives of the Company and its subsidiary companies, who hold offices which are considered strategically the most important.

The allocation cycle consists of a four-year period from the grant date during which the options may not be exercised (the so-called vesting period), followed by a five-year period in which the options may be exercised; however, under certain conditions, up to a maximum of 50% of the options granted may be exercised two years after the grant date.

The proportion of options granted that will become effectively exercisable, once the vesting period of four years has passed, will depend on the extent to which specified targets have been met over the vesting period. These targets use EVA (Economic Value Added) as the performance indicator with reference to the 2004/2007 four-year period.

More details are contained in the "Stock option plan Rules" found under "Codes" in the Corporate Governance section of the Company's Investor Relations website (www.benettongroup.com/investors).

  2004 plan

				Options	Options
				expired	cancelled
	Options	New options	Options	and not exercised	in the period due to	Options	of which
	outstanding as of	granted	exercised	or lost	Termination of	outstanding	exercisable
(in euro)	01.01.2005	period	period	period	employment	09.30.2005	09.30.2005
No. options	3,233,577	-	-	-	-	3,233,577	-
Allocation ratio	1.781	-	-	-	-	1.781	-
Subscription price	8.984	-	-	-	-	8.984	-
Market price	9.74	-	-	-	-	8.92	-

Treasury shares. During the period, Benetton Group S.p.A. neither bought nor sold any treasury shares, or shares or stock in ultimate parent companies, either directly or indirectly or through subsidiaries, trustees or other intermediaries.

 Relations with the parent company, its subsidiaries and other related parties. The Benetton Group has limited trade dealings with Edizione Holding S.p.A. (the parent company), with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority Shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

These transactions relate mostly to purchases of tax credits and services.

In addition, Italian Group companies have made a group tax election under article 117 et seq of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating parent company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year. The relationships arising from participation in the group tax election are governed by specific Rules, approved and signed by all participating companies.

The Group has also undertaken some transactions with companies directly or indirectly controlled by, or in any case, under the influence of, managers serving within the Group. The Parent Company's management believes that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No director, manager, or shareholder is a debtor of the Group.

Directors. Parent Company directors as of September 30, 2005 were as follows:
Name and surname	Date of birth	Appointed	Office
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Alessandro Benetton	03.02.1964	1998	Deputy Chairman
Silvano Cassano	12.18.1956	2003	Chief Executive Officer
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Gianni Mion	09.06.1943	1990	Director
Ulrich Weiss	06.03.1936	1997	Director
Reginald Bartholomew	02.17.1936	1999	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director
Giorgio Brunetti	01.14.1937	2005	Director

Luciano Benetton, Gilberto Benetton, Carlo Benetton and Giuliana Benetton are siblings; Alessandro Benetton is the son of Luciano Benetton.

Principal organizational and corporate changes. With effect from January 1, 2005, for the purpose of continued simplifications in the Group's corporate structure, Benetton Holding International N.V. S.A. subscribed to an increase in the capital of Benetton International S.A. through a contribution in kind of assets and liabilities, including equity investments.

During April, the subsidiary Benetton Manufacturing Holding N.V. formed Benetton Istria D.O.O., a company based in Rijeka, Croatia. This company will start to operate during 2006 as a decentralized production unit.

The process of setting up Shanghai Benetton Trading Company Limited was completed; this joint venture, in which Benetton holds an 85% interest, is located in Shanghai and operates in the retail sector.

In May, Benetton International S.A. purchased 50% of a Turkish company named Benetton Giyim Sanayi A.S. from third parties. This company will perform the manufacturing and distribution activities previously performed under license by the Turkish partner.

At the end of June, again with a view to simplifying corporate structure and also because previous operational requirements no longer exist, Benetton Finance S.A. was absorbed by Benetton International S.A.

Significant events after September 30, 2005. The significant events occurring after the period's end are listed below:

  on October 14, the subsidiary Benetton Manufacturing Holding N.V. formed a new company named Benrom S.r.l.; this company, entirely under the Group's control, is based in Romania, and will carry out manufacturing activities;

  on October 21, the remaining 15% interest was purchased in the retail company Shanghai Benetton Trading Company Ltd.;

  on October 25, a commercial company was set up under the name of Benetton Denmark A.p.S., located in Denmark and a wholly-owned subsidiary of Benetton International S.A.;

  on October 28, the Group set up a wholly-owned commercial subsidiary in Tunisia under the name Benetton Commerciale Tunisie S.à r.l.

With reference to the transfer of tax credits by Edizione Holding S.p.A. to other companies under its control, it is expected that Edizione Holding S.p.A. will grant the Benetton Group's Italian companies their share of the tax credits; payment will be made by December 31, 2005 for a total estimated amount of around 17 million euro.

The process of merging Colors Magazine S.r.l., the publisher of "Colors" magazine, into its parent Fabrica S.p.A. was started in October. This transaction forms part of the ongoing process of streamlining the Benetton Group's organizational and operational structure.

Also in October, the subsidiary Olimpias S.p.A. decided to terminate its industrial activities at the production site in Cassano Magnago (Varese). The reason behind this decision was to bring production capacity into line with the Group's projected lower needs.

The new website called "Benettontalk.com" was inaugurated at the start of November. This on-line experiment in seven languages is a forum for thoughts, ideas and collaboration by all. The first topics addressed were those of the nations, indigenous peoples and languages on their way to extinction.

Outlook for the full year. Starting from the 2005 fall/winter collection, the Group has introduced an important scheme of incentives for its network of commercial partners, in line with the business model, with the objective of enabling them to increase their investment capacity, open new stores and renew existing ones.

On the commercial front, emphasis is being placed on developing certain emerging markets, such as China and India, also through agreements with local mass retailers, for the opening of "stores in store" within large stores in the main cities. New initiatives also include the setting up of a new partnership to manage and develop commercial activities on the Turkish market, which has been operational since May 2005.

At the same time, the Group is maintaining its strategic focus on policies for optimizing and making production and organization more efficient relative to the process of manufacturing delocalization, completion of production cycles in overseas sites and savings in overhead costs.

In this context, consolidated revenues for 2005 are expected to be around 1,720 million euro; this estimate takes account of the positive rate of re-orders by the 2005 fall/winter collection reported in the third quarter. EBIT should amount to around 10% of revenues, while net income is expected to be in the region of 6% of revenues.

Consolidated Group results

Consolidated income statement. Highlights from the Group's income statements for the first nine months of 2005 and 2004 are presented below; they are based on a reclassification according to the function of expenses. The percentage changes are calculated with reference to the exact figures.

	Nine months		Nine months				Full year
(millions of euro)	2005	%	2004	%	Change	%	2004	%
Revenues	1,288	100.0	1,253	100.0	35	2.8	1,704	100.0

Materials and subcontracted work	622	48.4	581	46.3	41	7.1	779	45.7
Payroll and related costs	60	4.6	65	5.2	(5)	(8.1)	87	5.1
Industrial depreciation and amortization	16	1.2	16	1.3	-	0.8	21	1.2
Other manufacturing costs	31	2.4	31	2.5	-	0.1	42	2.5

Gross operating income	559	43.4	560	44.7	(1)	(0.2)	775	45.5

Distribution and transport	39	3.0	33	2.6	6	19.4	48	2.8
Sales commissions	52	4.1	55	4.4	(3)	(5.8)	73	4.3

Contribution margin	468	36.3	472	37.7	(4)	(0.9)	654	38.4

Payroll and related costs	102	7.9	90	7.2	12	12.7	126	7.4
Advertising and promotion	42	3.2	41	3.2	1	2.8	54	3.1
Depreciation and amortization	49	3.8	55	4.4	(6)	(10.7)	74	4.4
Other income and expenses	137	10.7	134	10.8	3	2.6	242	14.2

Earnings before interest
and taxes (EBIT)	138	10.7	152	12.1	(14)	(9.4)	158	9.3

Share of income of associated companies	-	-	-	-	-	-	-	-
Financial income/(expenses)	(14)	(1.1)	(16)	(1.2)	2	(15.4)	(22)	(1.3)
Foreign currency hedging gains/(losses)
and exchange differences	(1)	(0.1)	1	0.1	(2)	n.s.	-	-

Income before taxes	123	9.5	137	11.0	(14)	(10.7)	136	8.0

Income taxes	33	2.5	35	2.8	(2)	(6.1)	28	1.6

Net income/(loss) for the period	90	7.0	102	8.2	(12)	(12.2)	108	6.4
attributable to:
- Shareholders of the Parent Company	89	6.9	104	8.3	(15)	(14.6)	109	6.4
- minority Shareholders	1	0.1	(2)	(0.1)	3	n.s.	(1)	-

Nine-month revenues amounted to 1,288 million euro, compared with 1,253 million in the first nine months of 2004, up by 2.8%. Apparel segment revenues from third parties amounted to 1,184 million euro, an increase of 2.6% on the figure of 1,153 million in the first nine months of 2004. Revenue performance was mainly influenced by the policy of developing the commercial network and improving product mix, along with initiatives for expanding the network of directly operated stores. Sales by directly operated stores grew, also as a result of store purchases, especially during the second half of 2004, and of the satisfying growth of business in Korea. The third-quarter increase reflected the positive rate of re-orders of the 2005 fall/winter collection. In the apparel segment, the new Turkish partnership also played an important role, generating 17 million euro in revenues between May and September.

The textile segment, which suffered from a difficult market situation, reported 76 million euro in revenues from third parties, compared with 79 million euro in the corresponding period of 2004, down by 3%.

Revenues in the other and unallocated segment, which includes only the revenues relating to sports equipment, were 28 million euro, compared with 21 million in the first nine months of 2004.

Cost of sales increased by 36 million euro in absolute terms and represented 56.6% of revenues compared with 55.3% in the first nine months of 2004.

Gross operating income was 559 million euro, representing 43.4% of revenues compared with 44.7% in the first nine months of 2004, influenced by the above-mentioned commercial development policies, offset in part by more efficient production.

Variable selling costs were basically in line with the comparative period at 7.1% of revenues; the reduction in sales commissions benefited from the Group's acquisition of agencies in Italy and Germany during 2004. This reduction was partially offset by the increase in distribution expenses, associated with higher sales in Korea. The contribution margin was 468 million euro, representing 36.3% of revenues. This compares with 472 million euro in the corresponding period of 2004, representing 37.7% of revenues.

General and operating expenses amounted to 330 million euro compared with 320 million euro in the same period of 2004. Payroll and related costs increased by 12.7%, from 7.2% to 7.9% of revenues, due to the expansion of the directly operated stores network, the cost of stock options and a higher proportionate cost for staff incentives. Advertising and promotion costs were 1 million euro higher, with the percentage on revenues largely in line with the previous period.

Depreciation and amortization came to 49 million euro in the first nine months of the year, down from 55 million euro in the comparative period.

Other income and expenses amounted to 137 million euro, an increase of 2.6% on the figure of 134 million euro reported in the comparative period, representing 10.7% of revenues, down from 10.8%. This item includes other overheads, provisions, net operating expenses and other income and expenses.

Other overheads amounted to 61 million euro, staying basically in line with the figure of 59 million euro in the first nine months of 2004 and representing a constant proportion of revenues at 4.7%. Provisions amounted to 20 million euro compared with 18 million euro in the first nine months of 2004. They included 17 million euro for doubtful accounts, bringing the related balance-sheet reserve to 11.5% of trade receivables (10.6% as of September 30, 2004).

Other income and expenses amounted to 57 million euro, like in the corresponding period of 2004, representing 4.4% of revenues compared with 4.6% in the first nine months of 2004. This item reflected a decrease of 10 million in net costs, recognized in the first nine months of 2004, mainly for reorganizing and adjusting certain commercial assets to fair value; it also included an increase of 11 million euro in rental costs relating mainly to the directly operated stores network.

Earnings before interest and taxes were 138 million euro compared with 152 million in the first nine months of 2004, going down from 12.1% to 10.7% of revenues.

Net financial expenses and exchange differences amounted to 1.2% of revenues, staying broadly in line with the prior year; this result reflects the combined effect of a decrease in average borrowings over the period, a smaller impact of interest rates due to the expiry of certain interest rate swaps and a worsening in the foreign currency component.

The tax charge amounted to 33 million euro compared with 35 million euro in the period to September 2004, representing a tax rate of 26.8% compared with 25.5% in the corresponding period of 2004.

Net income for the period attributable to the Group came to 89 million euro, compared with 104 million euro in the first nine months of 2004, representing 6.9% of revenues compared with 8.3% in the corresponding period of 2004.

Business segments. The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

  apparel, represented by casualwear, carrying the United Colors of Benetton, Undercolors and Sisley brands, and sportswear, with the Playlife and Killer Loop brands. The information and results relating to the real estate companies are also included in this segment;

  textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

  other and unallocated, includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

For comparative purposes, segment results for the first nine months of 2005 and 2004 and full year 2004 are shown below.

  Segment results for first nine months 2005
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,184	76	28	-	1,288
Inter-segment revenues	2	132	-	(134)	-
Total revenues	1,186	208	28	(134)	1,288
Cost of sales	649	186	27	(133)	729
Gross operating income	537	22	1	(1)	559
Selling costs	85	7	-	(1)	91
Contribution margin	452	15	1	-	468
General and operating expenses	314	15	1	-	330
Earnings before interest and taxes (EBIT)	138	-	-	-	138

Depreciation and amortization	51	13	1	-	65
Non-monetary costs (write-downs	4	2	-	-	6
and stock options)
EBITDA	193	15	1	-	209

  Segment results for first nine months 2004
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,153	79	21	-	1,253
Inter-segment revenues	2	147	-	(149)	-
Total revenues	1,155	226	21	(149)	1,253
Cost of sales	621	199	20	(147)	693
Gross operating income	534	27	1	(2)	560
Selling costs	81	9	-	(2)	88
Contribution margin	453	18	1	-	472
General and operating expenses	306	13	1	-	320
Earnings before interest and taxes (EBIT)	147	5	-	-	152

Depreciation and amortization	56	14	1	-	71
Non-monetary cost (write-downs)	12	-	-	-	12
EBITDA	215	19	1	-	235

    Segment results for full year 2004

			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,568	106	30	-	1,704
Inter-segment revenues	-	194	-	(194)	-
Total revenues	1,568	300	30	(194)	1,704
Cost of sales	827	264	28	(190)	929
Gross operating income	741	36	2	(4)	775
Selling costs	113	10	-	(2)	121
Contribution margin	628	26	2	(2)	654
General and operating expenses	478	18	2	(2)	496
Earnings before interest and taxes (EBIT)	150	8	-	-	158

Depreciation and amortization	76	18	1	-	95
Non-monetary cost (write-downs)	59	-	-	-	59
EBITDA	285	26	1	-	312

    Apparel segment results
	Nine months		Nine months				Full year
(millions of euro)	2005	%	2004	%	Change	%	2004	%
Revenues from third parties	1,184		1,153		31	2.6	1,568
Inter-segment revenues	2		2		-	-	-
Total revenues	1,186	100.0	1,155	100.0	31	2.7	1,568	100.0
Cost of sales	649	54.7	621	53.8	28	4.5	827	52.8
Gross operating income	537	45.3	534	46.2	3	0.6	741	47.2
Selling costs	85	7.2	81	7.0	4	4.8	113	7.1
Contribution margin	452	38.1	453	39.2	(1)	(0.2)	628	40.1
General and operating expenses	314	26.5	306	26.5	8	2.7	478	30.6
Earnings before interest and taxes (EBIT)	138	11.6	147	12.7	(9)	(6.1)	150	9.5

Total segment revenues from third parties were 1,184 million euro, an increase of 2.6% on the figure of 1,153 million euro reported in the first nine months of 2004. Revenue performance was mainly influenced by the policy of developing the commercial network and improving product mix, along with initiatives for expanding the network of directly operated stores. The third quarter reported an increase in revenues thanks to the positive rate of re-orders by the 2005 fall/winter collection.

Cost of sales increased by 28 million euro to 649 million (+4.5%), representing 54.7% of revenues compared with 53.8% in the corresponding period of last year. The effect of higher costs for product enhancements was partially offset by more efficient production. Gross operating income was 537 million euro, representing 45.3% of revenues compared with 46.2% in the same period of 2004. Selling costs amounted to 85 million euro, basically in line with the same period of 2004: sales commissions declined due to the Group's acquisition of agencies in Italy and Germany, previously operated by third parties, while distribution costs increased by around 7 million euro due to the growth in sales in Korea; this increase had no significant impact on the contribution margin.

General and operating expenses increased to 314 million euro in the first nine months of 2005, from 306 million euro in the comparative period, representing 26.5% of revenues. This item includes payroll and related costs which increased from 84 million to 96 million euro, particularly due to the expansion of the directly operated stores network, the cost of stock options and a higher proportionate cost for staff incentives. Advertising and promotion costs were slightly higher, up from 40 million euro to 41 million euro, with the percentage on revenues more or less in line with the same period of 2004. Depreciation and amortization amounted to 48 million euro compared with 53 million euro in the period to September 2004, representing 4.1% of revenues, down from 4.6% in the comparative period. Other costs and operating expenses were 128 million euro, unchanged compared with the corresponding period of 2004, representing 10.8% of revenues compared with 11.1% in the corresponding period of 2004; this item mostly reflects:

    a decrease of 13 million euro in net costs, recognized in the first nine months of 2004, mainly for reorganizing and adjusting certain commercial assets to fair value;

    an increase of 11 million euro in rental costs relating to the commercial network, particularly retail properties;

    an increase of around 2 million euro in provisions.

Earnings before interest and taxes came to 138 million euro, representing 11.6% of revenues, compared with 147 million euro and 12.7% of revenues in the comparative period.

The average number of employees in the period was 5,759.

    Textile segment results
	Nine months		Nine months				Full year
(millions of euro)	2005	%	2004	%	Change	%	2004	%
Revenues from third parties	76		79		(3)	(3.0)	106
Inter-segment revenues	132		147		(15)	(9.9)	194
Total revenues	208	100.0	226	100.0	(18)	(7.5)	300	100.0
Cost of sales	186	89.4	199	88.2	(13)	(6.3)	264	87.9
Gross operating income	22	10.6	27	11.8	(5)	(16.5)	36	12.1
Selling costs	7	3.4	9	3.6	(2)	(11.6)	10	3.5
Contribution margin	15	7.2	18	8.2	(3)	(18.6)	26	8.6
General and operating expenses	15	7.3	13	5.9	2	15.6	18	5.9
Earnings before interest and taxes (EBIT)	-	(0.1)	5	2.3	(5)	n.s.	8	2.7

    Textile segment revenues from third parties were down by 3% from 79 million to 76 million euro; this was the result of a general decline in the market for fabrics and yarns.

Cost of sales, although down in absolute terms, was 89.4% of revenues compared with 88.2% in the first nine months of 2004. Gross operating income of 22 million euro was 10.6% of total revenues compared with 11.8% in the first nine months of 2004. Selling costs were basically in line with the first nine months of 2004, representing 3.4% of revenues; the contribution margin was 15 million euro, decreasing from 8.2% to 7.2% of revenues.

General and operating expenses were 15 million euro compared with 13 million euro in the first nine months of 2004, representing 7.3% of revenues, up from 5.9% in the comparative period. This item includes 5 million euro in payroll and related costs which were basically in line with the first nine months of 2004, like advertising and promotion costs. Depreciation and amortization came down to 0.5% of revenues. Other operating costs were 3 million euro higher than in the comparative period at 8 million euro, representing 4% of revenues compared with 2.2% in the first nine months of 2004; this increase was mostly due to adjustments in the value of certain industrial assets.

Earnings before interest and taxes were basically at breakeven.

The average number of employees in the period was 1,648.

    Other and unallocated segment results

	Nine months		Nine months				Full year
(millions of euro)	2005	%	2004	%	Change	%	2004	%
Revenues from third parties	28		21		7	33.7	30
Inter-segment revenues	-		-		-	-	-
Total revenues	28	100.0	21	100.0	7	33.7	30	100.0
Cost of sales	27	96.2	20	95.1	7	35.4	28	92.0
Gross operating income	1	3.8	1	4.9	-	1.6	2	8.0
Selling costs	-	0.5	-	0.8	-	-	-	1.2
Contribution margin	1	3.3	1	4.1	-	-	2	6.9
General and operating expenses	1	3.8	1	5.4	-	-	2	5.8
Earnings before interest and taxes (EBIT)	-	(0.5)	-	(1.3)	-	n.s.	-	1.1

The segment includes sales of sports equipment produced for third parties by a Group manufacturing company.

Revenues increased by 7 million euro between the two comparative periods.

The absolute value of general and operating expenses was largely in line with that of the comparative period.

The average number of employees in the period was 212.

3rd quarter 2005
	3rd quarter		3rd quarter
(millions of euro)	2005	%	2004	%	Change	%
Revenues	446	100.0	392	100.0	54	13.7

Materials and subcontracted work	222	49.7	180	45.8	42	23.3
Payroll and related costs	18	4.0	18	4.8	-	(3.7)
Industrial depreciation and amortization	5	1.2	4	1.1	1	22.3
Other manufacturing costs	10	2.4	10	2.5	-	5.5

Gross operating income	191	42.7	180	45.8	11	6.1

Distribution and transport	13	3.0	11	2.7	2	23.4
Sales commissions	18	4.0	17	4.3	1	7.2

Contribution margin	160	35.7	152	38.8	8	4.8

Payroll and related costs	36	8.1	29	7.5	7	22.1
Advertising and promotion	15	3.3	13	3.2	2	17.3
Depreciation and amortization	17	3.7	19	5.0	(2)	(14.2)
Other income and expenses	49	11.0	41	10.4	8	20.1

Earnings before interest
and taxes (EBIT)	43	9.6	50	12.7	(7)	(13.9)

Share of income of associated companies	-	-	-	-	-	-
Financial income/(expenses)	(4)	(0.9)	(6)	(1.5)	2	(32.7)
Foreign currency hedging gains/(losses)
and exchange differences	-	-	-	-	-	-

Income before taxes	39	8.7	44	11.2	(5)	(11.2)

Income taxes	12	2.6	10	2.6	2	12.6

Net income/(loss) for the period	27	6.1	34	8.6	(7)	(18.5)
attributable to:
- Shareholders of the Parent Company	26	5.9	35	8.8	(9)	(24.2)
- minority Shareholders	1	0.2	(1)	(0.2)	2	n.s.

Third-quarter revenues for the period were 54 million euro higher at 446 million euro (13.7% of revenues), compared with 392 million in the corresponding period of 2004; this improvement was thanks to the positive rate of re-orders by the 2005 fall/winter collection. Furthermore, the third quarter benefited from around 16 million euro in revenues from the Turkish company, which joined the Group in May 2005, and from growth in business in Korea. Gross operating income amounted to 191 million euro, representing 42.7% of revenues down from 45.8% in the corresponding period of 2004.

Selling costs were 13.5% higher than in the third quarter of 2004 at 31 million euro.

The contribution margin was 160 million euro, going down from 38.8% to 35.7% of revenues.

General and operating expenses were 117 million euro, up from 102 million euro in the third quarter of 2004, representing 26.1% of revenues, unchanged compared with the corresponding period of last year; the increase of these costs is mostly due to the rise in payroll and related costs and other overheads due to the expansion of the directly operated stores network, the cost of stock options and a higher proportionate cost for staff incentives.

Earnings before interest and taxes were considerably lower at 9.6% of revenues, down from 12.7% in the third quarter of 2004.

Net financial expenses were 2 million euro lower, partly thanks to the effect of lower average borrowings in the period and a smaller impact of interest rates due to the expiry of certain interest rate swaps.

Net income for the quarter was 27 million euro, a decrease of 7 million euro on the same period in 2004.

    Segment results for 3rd quarter 2005

			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	416	19	11	-	446
Inter-segment revenues	-	40	-	(40)	-
Total revenues	416	59	11	(40)	446
Cost of sales	231	53	11	(40)	255
Gross operating income	185	6	-	-	191
Selling costs	29	2	-	-	31
Contribution margin	156	4	-	-	160
General and operating expenses	110	7	-	-	117
Earnings before interest and taxes (EBIT)	46	(3)	-	-	43

    Segment results for 3rd quarter 2004

			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	364	19	9	-	392
Inter-segment revenues	1	42	-	(43)	-
Total revenues	365	61	9	(43)	392
Cost of sales	192	54	9	(43)	212
Gross operating income	173	7	-	-	180
Selling costs	26	2	-	-	28
Contribution margin	147	5	-	-	152
General and operating expenses	98	4	-	-	102
Earnings before interest and taxes (EBIT)	49	1	-	-	50

    Apparel segment results
	3rd quarter		3rd quarter
(millions of euro)	2005	%	2004	%	Change	%
Revenues from third parties	416		364		52	14.4
Inter-segment revenues	-		1		(1)	(0.1)
Total revenues	416	100.0	365	100.0	51	14.1
Cost of sales	231	55.7	192	53.0	39	19.8
Gross operating income	185	44.3	173	47.0	12	7.6
Selling costs	29	7.1	26	7.0	3	15.1
Contribution margin	156	37.2	147	40.0	9	6.3
General and operating expenses	110	26.1	98	26.7	12	12.0
Earnings before interest and taxes (EBIT)	46	11.1	49	13.3	(3)	(5.0)

Apparel segment revenues amounted to 416 million euro in the third quarter, up 14.1% on the figure of 365 million euro in the corresponding period of 2004. Revenues performance was mainly influenced by the effects of the policy designed to develop the commercial network starting with the 2005 fall/winter collection and the moves to improve product mix, along with initiatives for expanding the network of directly operated stores. The third quarter reported a significant increase in revenues thanks to the positive rate of re-orders by the 2005 fall/winter collection. The third quarter benefited from around 16 million euro in revenues from the Turkish company, which joined the Group in May 2005, and from growth in business in Korea. Gross operating income amounted to 185 million euro, compared with 173 million euro in the same period of 2004. It came down from 47% to 44.3% of revenues as a result of the cost of product enhancements for the fall/winter collection, partially offset by improved production efficiency.

The contribution margin was 156 million euro, falling from 40% to 37.2% of revenues.

General and operating expenses amounted to 110 million euro compared with 98 million euro in the third quarter of 2004, representing 26.1% of revenues down from 26.7%; this increase has already been discussed.

Earnings before interest and taxes amounted to 46 million euro, falling from 13.3% of revenues to 11.1%.

    Textile segment results
	3rd quarter		3rd quarter
(millions of euro)	2005	%	2004	%	Change	%
Revenues from third parties	19		19		-	(1.8)
Inter-segment revenues	40		42		(2)	(1.7)
Total revenues	59	100.0	61	100.0	(2)	(3.5)
Cost of sales	53	89.6	54	88.0	(1)	(1.5)
Gross operating income	6	10.4	7	12.0	(1)	(15.6)
Selling costs	2	3.4	2	3.9	-	n.s.
Contribution margin	4	7.0	5	8.1	(1)	(17.0)
General and operating expenses	7	12.5	4	6.6	3	(81.8)
Earnings before interest and taxes (EBIT)	(3)	(5.5)	1	1.5	(4)	n.s.

As far as the third-quarter results for the textile segment are concerned, please refer to the earlier comments on the segment's nine-month results.

    Other and unallocated segment results

	3rd quarter		3rd quarter
(millions of euro)	2005	%	2004	%	Change	%
Revenues from third parties	11.0		9.2		1.8	19.0
Inter-segment revenues	-		-		-	-
Total revenues	11.0	100.0	9.2	100.0	1.8	19.0
Cost of sales	10.7	97.7	8.7	94.4	2.0	23.2
Gross operating income	0.3	2.3	0.5	5.6	(0.2)	(50.6)
Selling costs	0.1	0.5	0.1	0.7	-	n.s.
Contribution margin	0.2	1.8	0.4	4.9	(0.2)	(57.1)
General and operating expenses	0.3	2.6	0.1	1.2	0.2	n.s.
Earnings before interest and taxes (EBIT)	(0.1)	(0.8)	0.3	3.7	(0.4)	n.s.

As far as the third-quarter results for the other and unallocated segment are concerned, please refer to the earlier comments on the segment's nine-month results.

Balance sheet and financial position highlights. The most significant elements of the balance sheet and financial position, compared with December 31, 2004 and September 30, 2004, are as follows:
(millions of euro)	09.30.2005	12.31.2004	Change	09.30.2004
Working capital	876	711	165	881
Assets held for sale	-	8	(8)	-
Property, plant and equipment and intangible assets	918	910	8	901
Non-current financial assets	24	22	2	19
Other assets/(liabilities)	(4)	3	(7)	(3)
Capital employed	1,814	1,654	160	1,798

Net financial position	565	441	124	592
Total shareholders' equity	1,249	1,213	36	1,206

Working capital was 5 million euro lower than at September 30, 2004. The increase of 50 million euro in other operating receivables and inventories and the decrease of 18 million euro in trade payables were offset by an increase of 68 million euro in other operating payables.

Capital employed was 160 million euro higher than at December 31, 2004 for the following reasons:

    an increase of 165 million euro in working capital, due to higher trade receivables and inventories, reflecting the normal business cycle, partly offset by an increase in operating payables;

    an increase in property, plant and equipment and intangible assets due to: 70 million euro in additions, 16 million euro in disposals and 69 million euro in amortization, depreciation and write-downs for the period;

    an increase of 2 million euro in non-current financial assets;

    other net changes of 8 million euro.

The net financial position reported net debt of 565 million euro, increasing by 124 million euro compared with December 31, 2004, and is made up as follows:
(millions of euro)	09.30.2005	12.31.2004	Change	09.30.2004
Financial assets
Non-current financial assets:
- medium-term financial receivables	8	29	(21)	31

Current financial assets:
- Italian government securities, monetary funds and bonds	-	118	(118)	28
- bank deposits	19	141	(122)	87
- other short-term financial receivables	23	22	1	21
Total current financial assets	42	281	(239)	136

Cash and cash equivalents:
- cash and ordinary current accounts	85	119	(34)	107
Total financial assets	135	429	(294)	274

Gross financial liabilities
Non-current financial liabilities:
- syndicated loan	(500)	(500)	-	(500)
- other medium-term loans	(121)	(4)	(117)	(1)
- lease financing	(11)	(18)	7	(19)
Total non-current financial liabilities	(632)	(522)	(110)	(520)

Current financial liabilities:
- bond	-	(300)	300	(300)
- financial payables	(62)	(41)	(21)	(39)
- current portion of medium-term loans	(1)	(1)	-	(1)
- current portion of lease financing	(5)	(6)	1	(6)
Total current financial liabilities	(68)	(348)	280	(346)
Total gross financial liabilities	(700)	(870)	170	(866)

Net financial position	(565)	(441)	(124)	(592)

Non-current net financial position	(624)	(493)	(131)	(489)
Current net financial position	59	52	7	(103)
Net financial position	(565)	(441)	(124)	(592)

On June 10, 2005, in order to support the cyclical nature of Group business and to meet future commitments, Benetton Group S.p.A. agreed a revolving credit line of 500 million euro with a pool of ten banks, maturing in June 2010. This line may be drawn down in the form of one, three or six-month loans and the cost will be one/three/six-month Euribor plus a spread of between 27.5 and 60 basis points, depending on the ratio between net debt and EBITDA.

This operation calls for compliance with three financial ratios (financial covenants) calculated every six months on the basis of the consolidated financial statements, namely:

    minimum ratio of 4 between EBITDA and net financial expenses;

    maximum ratio of 1 between net debt and equity;

    maximum ratio of 3.5 between net debt and EBITDA.

There are also restrictions on particularly significant business disposals and on the granting of collateral security for new loans.

The syndicated loan of 500 million euro, maturing in July 2007, calls for compliance with two financial ratios that have to be calculated every six months based on the consolidated financial statements, namely:

    minimum ratio of 2.5 between EBITD (earnings before interest, tax and depreciation of property, plant and equipment) and net financial expenses;

    maximum ratio of 1 between net debt and equity.

There are also restrictions on significant asset disposals and on the granting of collateral security for new loans.

The bond of 300 million euro was repaid at maturity on July 26, 2005, mainly using available liquidity.

Cash flows during the first nine months of 2005 are summarized below with comparative figures for the same period of last year:
	Nine months		Nine months
(millions of euro)	2005		2004
Cash flow provided/(used) by operating activities	17		(72)	(B)
Cash flow provided/(used) by investing activities	39	(A)	21	(C)
Free cash flow	56		(51)

Cash flow provided/(used) by financing activities:
- dividends paid	(62)		(69)
- net change in sources of finance and shareholders' equity	(152)		(10)
- net change in cash and cash equivalents	158		130
Cash flow provided/(used) by financing activities	(56)		51

(A) Includes 118 million euro in proceeds from the sale of current financial assets.
(B) Includes 124.5 million euro in flat-rate tax payments.
(C) Includes 49 million euro in residual amounts relating to the sale of the sports equipment segment.

Further information of an economic and financial nature is provided in the explanatory notes.

Consolidated financial statements

Consolidated balance sheet	(thousands of euro)	09.30.2005	12.31.2004	09.30.2004	Notes
- Assets	Non-current assets

	Property, plant and equipment				1
	Land and buildings	577,893	579,986	514,151
	Plant, machinery and equipment	73,017	79,658	86,616
	Office furniture, furnishings and electronic equipment	41,956	38,913	46,162
	Vehicles and aircraft	10,293	10,583	10,878
	Assets under construction and advances	5,858	3,724	19,011
	Assets acquired through finance leases	11,133	11,743	11,961
	Leasehold improvements	45,803	48,158	76,435
		765,953	772,765	765,214

	Intangible assets				2
	Goodwill and other intangible assets of indefinite useful life	10,678	5,346	6,677
	Intangible assets of finite useful life	141,188	131,273	129,126
		151,866	136,619	135,803

	Other non-current assets
	Equity investments	2,713	5,117	2,771	3
	Investment securities	-	223	-
	Guarantee deposits	21,322	16,715	16,615	4
	Medium/long-term financial receivables	7,718	28,274	30,586	5
	Other medium/long-term receivables	69,887	44,435	6,427	6
	Deferred tax assets	180,038	201,268	211,291	7
		281,678	296,032	267,690
	Total non-current assets	1,199,497	1,205,416	1,168,707

	Current assets
	Inventories	293,928	255,436	267,595	8
	Trade receivables	787,334	657,584	797,494	9
	Tax receivables	26,749	39,451	41,272	10
	Other receivables, prepaid expenses and accrued income	40,724	35,640	41,761
	Financial receivables	23,089	21,528	20,971
	Financial assets available for sale	-	118,172	28,187	11
	Cash and banks	104,181	260,196	193,971	12
	Total current assets	1,276,005	1,388,007	1,391,251

	Assets held for sale	-	7,840	-
	TOTAL ASSETS	2,475,502	2,601,263	2,559,958

Consolidated balance sheet	(thousands of euro)	09.30.2005	12.31.2004	09.30.2004	Notes
- Shareholders' equity	Shareholders' equity
and liabilities
	Shareholders' equity attributable to the Parent Company				13
	Capital Stock	236,026	236,026	236,026
	Additional paid-in capital	56,574	56,574	56,574
	Fair value reserve	-	188	345
	Hedging reserve	(177)	926	939
	Other reserves and retained earnings	856,179	803,500	802,395
	Net income for the period	88,747	108,795	103,884
		1,237,349	1,206,009	1,200,163

	Minority interests	11,422	6,881	5,715
	Total shareholders' equity	1,248,771	1,212,890	1,205,878

	Liabilities

	Non-current liabilities
	Medium/long-term loans	620,384	503,494	500,760	14
	Other medium/long-term liabilities	52,765	38,659	536	15
	Lease financing	11,464	17,748	19,274	16
	Provision for employee termination indemnities	47,987	47,307	46,671
	Other provisions and medium/long-term liabilities	53,213	50,990	39,222
		785,813	658,198	606,463

	Current liabilities
	Trade payables	287,415	283,991	299,214	17
	Other payables, accrued expenses and deferred income	76,352	84,114	66,485
	Provision for income taxes	8,962	14,112	35,964	18
	Current portion of lease financing	5,335	6,007	5,944
	Current portion of medium/long-term loans	574	1,102	1,105
	Current portion of bonds	-	299,878	299,824	19
	Financial payables	20,770	21,047	15,637	20
	Bank loans and overdrafts	41,510	19,924	23,444	21
		440,918	730,175	747,617
	Total liabilities	1,226,731	1,388,373	1,354,080
	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,475,502	2,601,263	2,559,958

Consolidated income statement		Nine months	Nine months	Full year
	(thousands of euro)	2005	2004	2004	Notes
	Revenues	1,287,977	1,252,684	1,704,124	22

	Other operating income and revenues	40,810	66,212	91,230	23

	Change in finished products inventories
	and work in progress	25,637	22,010	22,811	24

	Purchases of raw materials and consumables	386,694	340,738	452,573	25

	Payroll and related costs	162,538	156,553	214,002	26

	Depreciation and amortization:
	- of property, plant and equipment	47,090	52,386	67,995
	- of intangible assets	18,172	18,655	27,332
		65,262	71,041	95,327

	Other operating costs:
	- external services	478,556	476,065	638,351
	- leases and rentals	75,526	63,610	86,420	27
	- write-downs of property, plant and equipment and intangible assets	4,141	11,918	49,116	28
	- write-downs of doubtful accounts	16,750	14,603	39,240
	- provisions for risks	3,071	3,157	6,897
	- other operating costs	24,420	51,454	78,405	29
		602,464	620,807	898,429

	Earnings before interest and taxes (EBIT)	137,466	151,767	157,834

	Share of income of associated companies	16	308	161

	Financial income	19,707	16,510	21,984	30

	(Financial expenses)	(33,671)	(33,023)	(43,941)	31

	Foreign currency hedging gains/(losses)
	and exchange differences	(914)	1,687	(31)	32

	Income before taxes	122,604	137,249	136,007

	Income taxes	32,833	34,977	27,663	33

	Net income/(loss) for the period
	attributable to the Parent Company and minority interests	89,771	102,272	108,344

	Net income/(loss) attributable to:
	- Shareholders of the Parent Company	88,747	103,884	108,795
	- minority Shareholders	1,024	(1,612)	(451)

	Basic earnings per share (euro)	0.49	0.57	0.60
	Diluted earnings per share (euro)	0.49	0.57	0.60

Shareholders' equity			Additional			Other		Net
attributable to the Group		Capital	paid-in	Fair value	Hedging	reserves &	Translation	income/
- Statement of changes	(thousands of euro)	stock	capital	reserve	reserve	retained earnings	differences	(loss)	Total
	Balances as of Dec. 31, 2003
	under Italian GAAP	236,026	56,574	-	-	785,044	(11,657)	107,874	1,173,861

	Initial IFRS impact	-	-	133	1,392	(23,863)	11,657	-	(10,681)

	Balances as of Jan.1, 2004 under IFRS	236,026	56,574	133	1,392	761,181	-	107,874	1,163,180

	Carryforward of
	2003 net income	-	-	-	-	107,874	-	(107,874)	-

	Dividend distributed as approved by Ordinary Shareholders'
	Meeting of May 12, 2004	-	-	-	-	(68,992)	-	-	(68,992)

	Changes in the period (IAS 39)	-	-	212	(453)	-	-	-	(241)

	Stock options	-	-	-	-	180	-	-	180

	Translation differences from
	translation of foreign
	Financial statements into euro	-	-	-	-	-	2,152	-	2,152

	Net income for the period	-	-	-	-	-	-	103,884	103,884

	Balances as of Sept. 30, 2004	236,026	56,574	345	939	800,243	2,152	103,884	1,200,163

	Changes in the period (IAS 39)	-	-	(157)	(13)	-	-	-	(170)

	Stock options	-	-	-	-	542	-	-	542

	Translation differences from
	translation of foreign
	Financial statements into euro	-	-	-	-	-	563	-	563

	Net income for the period	-	-	-	-	-	-	4,911	4,911

	Balances as of Dec. 31, 2004	236,026	56,574	188	926	800,785	2,715	108,795	1,206,009

	Carryforward of
	2004 net income	-	-	-	-	108,795	-	(108,795)	-

	Dividend distributed as approved by Ordinary Shareholders'
	Meeting of May 16, 2005	-	-	-	-	(61,730)	-	-	(61,730)

	Changes in the period (IAS 39)	-	-	(188)	(1,103)	-	-	-	(1,291)

	Stock options	-	-	-	-	1,623	-	-	1,623

	Translation differences from
	translation of foreign
	Financial statements into euro	-	-	-	-	-	3,991	-	3,991

	Net income for the period	-	-	-	-	-	-	88,747	88,747

	Balances as of Sept. 30, 2005	236,026	56,574	-	(177)	849,473	6,706	88,747	1,237,349

Shareholders' equity -		Capital	Net
Statement of changes in	(thousands of euro)	and reserves	income/ (loss)	Total
minority interests	Balances as of Dec. 31, 2003 under Italian GAAP	11,754	1,045	12,799

	Initial IFRS impact	194	-	194

	Balances as of Jan.1, 2004 under IFRS	11,948	1,045	12,993

	Carryforward of 2003 net income	1,045	(1,045)	-

	Purchase of equity investments	(7,259)	-	(7,259)

	Increase in capital stock	1,960	-	1,960

	Purchase of equity investments	(55)	-	(55)

	Other movements	(194)	176	(18)

	Dividends distributed	(419)	-	(419)

	Translation differences	301	-	301

	Net loss for the period	-	(1,788)	(1,788)

	Balances as of Sept. 30, 2004	7,327	(1,612)	5,715

	Other movements	-	41	41

	Dividends distributed	(3)	-	(3)

	Translation differences	8	-	8

	Net income for the period	-	1,120	1,120

	Balances as of Dec. 31, 2004	7,332	(451)	6,881

	Carryforward of 2004 net income	(451)	451	-

	Increase in capital stock	2,002	-	2,002

	Allocation of higher value to deferred commercial expenses (IFRS 3)	1,178	(108)	1,070

	Other movements	119	-	119

	Dividends distributed	(626)	-	(626)

	Translation differences	844	-	844

	Net income for the period	-	1,132	1,132

	Balances as of Sept. 30, 2005	10,398	1,024	11,422

Consolidated cash flow		Nine months		Nine months
statement	(thousands of euro)	2005		2004
	Operating activities

	Net income for the period attributable to the Parent Company and minority interests	89,771		102,272
	Provision for income taxes	32,833		34,976
	Income before taxes	122,604		137,248

	Adjustments for:
	- depreciation and amortization	65,262		71,041
	- (gains)/losses on disposal of assets	3,369		(4,609)
	- net provisions charged to income statement	26,632		40,185
	- use of provisions	(7,731)		(23,769)
	- gains and losses from exchange differences	914		(1,687)
	- shares of (income)/losses of associated companies	(16)		(308)
	- net financial (income)/expenses	13,963		16,514
	Cash flow from operating activities before
	changes in working capital	224,997		234,615

	Cash flow from changes in working capital	(164,677)		(139,294)

	Payment of taxes	(18,833)		(141,053)	(B)
	Interest paid	(40,307)		(43,947)
	Interest received	16,987		16,597
	Exchange gains and losses	(914)		1,508
	Cash flow provided/(used) by operating activities	17,253		(71,574)

	Investing activities

	Cash flow from operating investments/disposals	(61,097)		(8,370)
	Net cash flow from equity investments	(14,360)		(11,504)
	Cash flow from non-current financial assets	113,897	(A)	40,488
	Cash flow provided/(used) by investing activities	38,440		20,614	(C)

	Financing activities

	Change in shareholders' equity	2,046		1,960
	Net change in other sources of finance	(153,345)		(11,969)
	Payment of dividends	(62,356)		(69,411)
	Cash flow provided/(used) by financing activities	(213,655)		(79,420)

	Increase/(Decrease) in cash and cash equivalents	(157,962)		(130,380)

	Opening cash and cash equivalents	260,196		324,835
	Cash in companies purchased	-		-
	Translation differences and other movements	1,947		(484)
	Closing cash and cash equivalents	104,181		193,971

	(A) Includes 118 million euro in proceeds from the sale of current financial assets.
	(B) Includes 124.5 million euro in paying flat-rate tax payments.
	(C) Includes 49 million euro in residual amounts relating to the sale of the sports equipment segment.

Explanatory notes

Group activities

Benetton Group S.p.A. (the "Parent Company") and its subsidiary companies (hereinafter also referred to as the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as sportswear and leisurewear. The manufacture of finished articles from raw materials is undertaken partly within the Group and partly using subcontractors, whereas selling is carried out through an extensive commercial network both in Italy and abroad, consisting mainly of stores owned and operated by third parties.

Form and content of the consolidated financial statements

The consolidated financial statements of the Group include the financial statements as of September 30, 2005 of Benetton Group S.p.A. and all Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. The consolidated financial statements also include the accounts of certain 50%-owned companies over which the Group exercises a significant influence such that it has control over them.

Financial statements of subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the reference international accounting and financial reporting standards.

These financial statements have been prepared on a "going concern" basis, matching costs and revenues to the accounting periods to which they relate. The reporting currency is the euro and all values have been rounded to thousands of euro.

Consolidation methods

The most significant methods of consolidation adopted for the preparation of the consolidated financial statements are as follows:

    The assets and liabilities of subsidiary companies are consolidated on a line-by-line basis and the carrying value of investments held by the Parent Company and by other consolidated companies is eliminated against the related shareholders' equity.

    When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a. above, is allocated, where applicable, to the assets and liabilities of the subsidiary. Any excess arising upon consolidation is recorded in the assets as "Goodwill and other intangible assets of indefinite useful life". Negative differences are recorded in the income statement as income (IFRS 3).

    Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated. Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

    Minority interests in shareholders' equity and the result for the period of consolidated subsidiaries are classified separately as "Minority interests" under shareholders' equity and as "Income attributable to minority interests" in the consolidated income statement.

    The financial statements of foreign subsidiaries are translated into euro using period-end exchange rates for balance sheet items and average exchange rates for the period for income statement items.

Differences arising from the translation into euro of foreign currency financial statements are reflected directly in consolidated shareholders' equity.

Accounting standards and policies

Application of IFRS. Up to first quarter 2005, the Group prepared its consolidated financial statements and other periodic information (quarterly and half-yearly) in accordance with Italian accounting standards (Italian GAAP).

As from the half-year report for 2005, periodic consolidated reports are being prepared in accordance with IFRS, while, in the case of the annual report of the Parent Company Benetton Group S.p.A., these standards will be adopted as from financial year 2006.

Considering this and taking into account the recommendations of the CESR (Committee of European Securities Regulators) published on December 30, 2003 containing the guidelines for listed companies in the EU concerning methods for the transition to IFRS, as well as the Regolamento Emittenti (Issuers' Regulations), as modified by CONSOB (the Italian S.E.C.) by Resolution no. 14990 of April 14, 2005, following, among other things, adoption of International Accounting Standards for interim reporting, the information required by IFRS 1 - regarding the impact of adopting IFRS on the 2004 consolidated balance sheet and financial position, the consolidated income statement and consolidated cash flow - has been fully discussed in the section entitled "Transition to IFRS" contained in the 2005 half-year report and repeated in the same section of this document.

The 2005 nine-month report has been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and in force at the date of preparation (November 2005), and on the basis of Appendix 3D to the Issuers' Regulations no. 11971 of May 14, 1999 and subsequent amendments and additions; as required by IAS 34 (Interim Financial Reporting) a short-form reporting format has been adopted. The information provided below has been prepared during the process of conversion to the IFRS approved by the European Commission and, therefore, does not include all the schedules, comparative information and explanatory notes in final format which would be necessary to fully comply with IFRS. The financial statements have been prepared on the historical cost basis, with the exception of the valuation of certain financial instruments. The principal accounting policies applied are detailed below:

Property, plant and equipment. These are recorded at purchase or production cost, including the price paid to buy the asset (net of discounts and rebates) and any costs directly attributable to the purchase and commissioning of the asset. The cost of a commercial property purchased is the purchase price or equivalent of the price in cash including all other directly attributable expenses such as legal costs, registration taxes and other transaction costs. The cost of internally produced assets is the cost at the date of completion of work. Property, plant and equipment are shown at cost less accumulated depreciation and impairment losses, plus any recovery of asset value. Plant and machinery may have components with different useful lives. Depreciation is calculated on the useful life of each individual component. In the event of replacement, new components are capitalized to the extent that they satisfy the criteria for recognition as an asset, and the carrying value of the replaced component is eliminated from the balance sheet. The residual value and useful life of an asset is reviewed at least at every financial year-end and if, regardless of depreciation already recorded, an impairment loss occurs determined under the criteria contained in IAS 36, the asset is correspondingly written down in value; if, in future years, the reasons for the write-down no longer apply, its value is restored. Ordinary maintenance costs are expensed in full to the income statement as incurred, while maintenance costs which increase the value of the asset are allocated to the related assets and depreciated over their residual useful lives.

The value of an asset is systematically depreciated over its useful life, on a straight-line basis, indicatively as show below:
Useful life (years)
Buildings	33 - 50
Plant and machinery	4 - 12
Industrial and commercial equipment	4 - 10
Other assets:
- office and store furniture, furnishings and electronic machines	4 - 10
- vehicles	4 - 5
- aircraft	15 - 16

Land is not depreciated.

Leasehold improvement costs are depreciated over the shorter of the period during which the improvement may be used and the residual duration of the lease contract.

Assets acquired under finance leases are recognized at their fair value at the start of the lease, while the corresponding lease installments are recorded as a liability to the leasing company; assets are depreciated at the normal depreciation rate used for similar assets. In the case of sale and leaseback transactions resulting in a finance lease, any gain resulting from the sale and leaseback is deferred and released to income over the lease term; specific indications are also given for transactions resulting in operating leases.

Intangible assets. Intangible assets are measured initially at cost, normally defined as their purchase price, inclusive of any import duties and non-refundable purchase taxes and less any trade discounts and rebates; also included is any directly attributable expenditure on preparing the asset for its intended use, up until the asset is capable of operating. The cost of an internally generated intangible asset includes only those expenses which can be directly attributed or allocated to it as from the date on which it satisfies the criteria for recognition as an asset. After initial recognition, intangible assets are carried at cost, less accumulated amortization and any accumulated impairment losses calculated in accordance with IAS 36.

Goodwill is recognized initially by capitalizing, in intangible assets, the excess of the purchase cost over the fair value of the net assets of the newly acquired, incorporated or merged company. As required by IAS 38, at the time of recognition, any intangible assets that have been generated internally by the acquired entity are eliminated from goodwill.

Goodwill not allocated to specific items is not amortized, but is submitted to an impairment test annually to identify any reductions in value, or more often whenever there is any evidence of impairment loss (see impairment of assets).

Research costs are booked to the income statement in the period in which they are incurred.

Items which meet the definition of "assets acquired as part of a business combination" are only recognized separately if their fair value can be measured reliably.

Intangible assets are amortized unless they have indefinite useful lives. Amortization is applied systematically over the intangible asset's useful life, which reflects the period it is expected to benefit. The residual value at the end of the useful life is assumed to be zero, unless there is a commitment by third parties to buy the asset at the end of its useful life or there is an active market for the asset. Management reviews the estimated useful lives of intangible assets at every financial year end.

Normally, the amortization period for brands ranges from 15 to 25 years; patent rights are amortized over the duration of their rights of use, while deferred and commercial expenses are amortized over the remaining term of the lease contracts, with the exception of "fonds de commerce" of French and Belgian companies, which are amortized over 20 years.

Impairment of assets. The carrying amounts of the Benetton Group's property, plant and equipment and intangible assets are submitted to impairment testing whenever there are obvious internal or external indicators indicating that the asset or group of assets (defined as Cash-Generating Units or CGU's) may be impaired.

In the case of goodwill, other intangible assets with indefinite lives and intangible assets not in use, the impairment test must be carried out at least annually and, anyway, whenever there are indicators of possible impairment.

The impairment test is carried out by comparing the carrying amount of the asset or CGU with the recoverable value of the same, defined as the higher of fair value (net of any costs to sell) and its value in use. Value in use is determined by calculating the present value of future net cash flows expected to be generated by the asset or CGU. If the carrying amount is higher than the recoverable amount, the asset or CGU is written down by the difference.

The conditions and methods applied by the Group for reversing impairment losses, excluding in any case those relating to goodwill that may not be reversed, are as set out in IAS 36.

The Benetton Group has identified assets and CGU's (for example: stores operated directly and by third parties, and textile segment factories) to be submitted to impairment testing as well as the test methodology: for real estate and some categories of asset (for example: "fonds de commerce" associated with French and Belgian stores) fair value is used, while value in use is adopted for most of the other assets.

Financial assets. All financial assets are measured initially at cost, which corresponds to the consideration paid including transaction costs (such as advisory fees, stamp duties and payment of amounts required by regulatory authorities).

Classification of financial assets determines their subsequent valuation, which is as follows:

    financial assets held for trading: these are recorded at fair value, unless this cannot be determined reliably, in which case they are valued at cost as adjusted for any impairment losses. Gains and losses associated with these assets are booked to the income statement;

    held-to-maturity investments, loans receivable and other financial receivables: these are recorded at amortized cost, less any write-downs carried out to reflect impairment losses. Gains and losses associated with this type of asset are recognized in the income statement when the investment is removed from the balance sheet on maturity or if it becomes impaired;

    financial assets available for sale: these are recorded at fair value, and gains and losses deriving from subsequent measurement are recognized in shareholders' equity. If the fair value of these assets cannot be determined reliably, they are measured at cost, as adjusted for any impairment.

If it is no longer appropriate to classify an investment as "held-to-maturity" following a change of intent or ability to hold it until maturity, it must be reclassified as "available for sale" and remeasured to fair value. The difference between its carrying amount and fair value remains in shareholders' equity until the financial asset is sold or otherwise transferred, in which case it is booked to the income statement.

Equity investments in subsidiaries not consolidated on a line-by-line basis, because they are no longer operative or in liquidation at the balance sheet date, and equity investments in associated companies are valued at cost or on an equity basis (corresponding to the fair value of the same). Where material, the Group's share of any unrealized intercompany profits is eliminated for the purpose of this valuation. The amount by which cost exceeds shareholders' equity of subsidiary companies at the time they are acquired is allocated on the basis described in paragraph b) of the consolidation methods. Equity investments of less than 20% in other companies are carried at cost, written down for any permanent losses in value. The original value of these investments is reinstated in future accounting periods should the reasons for such write-downs no longer apply.

Inventories. Inventories are valued at the lower of purchase or manufacturing cost, generally determined on a weighted average cost basis, and their market or net realizable value.

Manufacturing cost includes raw materials and all attributable direct and indirect production-related expenses.

The calculation of estimated realizable value includes any manufacturing costs still to be incurred and direct selling expenses. Obsolete and slow-moving inventories are written down in relation to their possibility of employment in the production process or to realizable value.

Trade receivables. These are recorded at estimated realizable value, which is face value less write-downs which reflect estimated losses on receivables. Any medium/long-term receivables that include an implicit interest component are discounted to present value using an appropriate market rate.

Receivables discounted without recourse, for which all risks and rewards are substantially transferred to the assignee, are derecognized from the financial statements at their nominal value.

Accruals and deferrals. These are recorded to match costs and revenues within the accounting periods to which they relate.

Cash and cash equivalents. Liquid funds are held to meet short-term cash commitments and are characterized by high liquidity, easily convertible to cash for a known amount, with an insignificant risk of change of value. Cash equivalents are mostly temporary surpluses of liquid funds invested in financial instruments that can be readily converted to cash (maturities of the securities at time of purchase being less than three months).

Provision for employee termination indemnities. The provision for employee termination indemnities (TFR) falls within the scope of IAS 19 (Employee benefits) being like a defined benefit plan. The amount recorded in the balance sheet is valued on an actuarial basis using the projected unit credit method. The process of discounting to present value uses a rate of interest which reflects the market yield on securities issued by leading companies with a similar maturity to that expected for this liability. The calculation considers TFR to be already mature for employment services already performed and includes assumptions concerning future increases in wages and salaries.

Actuarial gains and losses are recognized in the income statement in the period in which they are identified.

Provisions for probable liabilities. The Group makes provisions only when a present obligation exists for a future outflow of economic resources as a result of a past event, and when it is probable that this outflow will be required to settle the obligation, and a reliable estimate can be made of the same. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation completely, discounted to present value using a pre-tax rate that reflects current market assessments of the time value of money.

Any provisions for restructuring costs are recognized when the Group has drawn up a detailed restructuring plan and has announced it to the parties concerned.

In the case of onerous contracts where the unavoidable costs of meeting the contractual obligations exceed the economic benefits expected to be received under the contract, the present obligation is recognized and measured as a provision.

Trade payables. These are stated at face value. The implicit interest component included in medium/long-term payables is recorded separately using an appropriate market rate.

Financial liabilities. Financial liabilities are divided into two categories:

    liabilities acquired with the intention of making a profit from short-term price fluctuations or which form part of a portfolio which has the objective of short-term profit-taking. These are recorded at fair value, with the related gains and losses booked to the income statement;

    other liabilities, which are recorded on the basis of amortized cost.

Foreign currency transactions and derivative financial instruments. Transactions in foreign currencies are recorded using the exchange rates in effect on the transaction dates. Exchange gains or losses realized during the period are booked to the income statement.

At the balance sheet date, the Italian Group companies have adjusted receivables and payables in foreign currency using exchange rates ruling at period-end, booking all resulting gains and losses to the income statement.

Fair value hedges for specific assets and liabilities are recorded in assets and liabilities; the derivative and the related underlying item are measured at fair value and the respective changes in value (which generally tend to offset each other) are recognized in the income statement.

Cash flow hedges are recorded under assets and liabilities; the derivative is measured at fair value and changes in value are recognized, in respect of the effective hedging component, directly in an equity reserve, which is released to the income statement in the financial periods in which the cash flows of the underlying item occur.

The shareholders' equity of foreign subsidiaries is subject to capital hedging in order to protect investments in foreign companies from fluctuations in exchange rates. This type of hedging mostly involves forward exchange contracts to sell foreign currency. Exchange differences resulting from these capital hedging transactions are debited or credited directly to shareholders' equity as an adjustment to the translation differences reserve.

Derivatives for managing interest and exchange rate risks, which do not meet the formal requirements to qualify for IFRS hedge accounting, are recorded under financial assets/liabilities with changes in value reported through the income statement.

Share-based payments (stock options). The Group stock option plan provides for the physical delivery of the shares on the date of exercise. Share-based payments are measured at fair value on the grant date. This value is booked to the income statement on a straight-line basis over the period during which the options vest with the other side of the entry going to a reserve in shareholders' equity; the amount booked is based on a management estimate of the stock options which will effectively vest for staff so entitled, taking into account the attached conditions not based on the market value of the shares. Fair value is calculated using the Black & Scholes method.

Positive elements of income. Revenues arise from ordinary company operations and include sales revenues, commissions and fees, interest, dividends, royalties and rents.

Positive elements of income are recognized based on the period to which they refer, using accruals and deferrals.

Revenues. Revenues from sales of products are recognized when the company transfers the main risks and rewards associated with ownership of the goods and collection of the relative receivables is reasonably certain.

Revenues from sales by directly operated stores are recognized when the customer pays.

Revenues from services are recorded with reference to the stage of completion of the transaction at the balance sheet date. Revenues are recorded in the financial period in which the service is provided, based on the percentage completion method. If revenues from the services cannot be estimated reliably, they are only recognized to the extent that the relative costs are recoverable. Recognizing revenues using this method makes it possible to provide suitable information about the service provided and the economic results achieved during the financial period.

Interest income is recorded on an accruals basis, taking account of the effective yield of the asset to which it relates.

Royalties are recorded on an accruals basis in accordance with the substance of the contractual agreements.

Dividends are recorded when the shareholder's right to receive payment is established, following resolution by the shareholders' meeting of the company in which the shares are held.

Expense recognition. Expenses are recorded on an accruals basis.

Income and expenses relating to lease contracts. Income and expenses from operating leases are recognized on a straight-line basis over the term of the contract to which they refer.

Income taxes. Current income taxes are calculated on the basis of taxable income, in accordance with applicable local regulations.

Italian Group companies have made a group tax election under article 117 et seq of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating parent company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year.

The relationships arising from participation in the group tax election are governed by specific Rules, approved and signed by all participating companies.

This participation enables the companies to identify, and then transfer current taxes, even when the taxable result is negative, recognizing a corresponding receivable due from Edizione Holding S.p.A.; conversely, if the taxable result is positive, the current taxes transferred give rise to a payable in respect of the consolidating parent company.

The relationship between the parties, governed by contract, provides for the transfer of the full amount of tax calculated on the taxable losses or income at current IRES (corporation tax) rates.

The net balance of deferred tax assets and liabilities is also recorded.

Deferred tax assets are recorded for all temporary differences to the extent it is probable that taxable income will be available against which the deductible temporary difference can be utilized. The same principle is applied to the recognition of deferred tax assets on the carryforward of unused tax losses.

The carrying value of deferred tax assets is reviewed at every balance sheet date and, if necessary, reduced to the extent that it is no longer probable that sufficient taxable income will be available to recover all or part of the asset. Such write-downs are reversed if the reasons for which they were made no longer apply. The general rule provides that, except for specific exceptions, deferred tax liabilities are always recognized.

Deferred tax assets and liabilities are calculated using tax rates which are expected to apply in the period when the asset is realized or the liability settled, using the tax rates and tax regulations which are in force at the balance sheet date.

Tax assets and liabilities for current taxes are only offset if there is a legally enforceable right to set off the recognized amounts and if it is intended to settle or pay on a net basis or to realize the asset and settle the liability simultaneously. It is only possible to offset deferred tax assets and liabilities if it is possible to offset the current tax balances, and if the deferred tax balances refer to income taxes levied by the same tax authority.

Earnings per share. Basic earnings per share are calculated by dividing income attributable to Parent Company Shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by dividing the income or loss attributable to Parent Company Shareholders by the weighted average number of outstanding shares, taking account of all potential ordinary shares with a dilutive effect (for example employee stock option plans).

Supplementary information

Identification of segments. The Group has identified "business" as the primary reporting basis for its segment information, since this is the primary source of risks and rewards; geographical area is the basis for its secondary segment reporting.

The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

    apparel, represented by casualwear, carrying the United Colors of Benetton, Undercolors and Sisley brands, and sportswear, with the Playlife and Killer Loop brands; the information and results relating to the real estate companies are also included in this segment;

    textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

    other and unallocated, includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

Cash flow statement. The cash flow statement has been prepared using the indirect method. Cash and cash equivalents included in the cash flow statement comprise the balance sheet amounts for this item at the reporting date. Cash flows in foreign currencies are translated at the average exchange rate for the period. Income and expenses relating to interest, dividends received and income taxes are included in cash flow from operating activities.

Use of estimates. Preparation of the nine-month report 2005 and related notes under IFRS has required management to make estimates and assumptions regarding assets and liabilities reported in the balance sheet and the disclosure of potential assets and liabilities at the reporting date. The final results could be different from the estimates. The Group has used estimates for valuing assets subject to impairment testing as previously described, for valuing share-based payments, provisions for doubtful accounts, depreciation and amortization, employee benefits, taxes, and other provisions. The estimates and assumptions are reviewed periodically and the effects of any changes are immediately reflected in the income statement.

Comments on the

principal asset items

Non-current assets

    [1] Property, plant and equipment

Capital expenditure in the period, totaling 44,381 thousand euro, mainly related to:

- acquisitions of real estate for commercial use and the related modernization and upgrading of stores for development of the commercial network;

- plant, machinery and equipment purchased to boost production efficiency, particularly at the Italian manufacturing companies;

- the purchase of furniture and furnishings for the stores.

Leasehold improvements mainly refer to the cost of restructuring and modernizing stores belonging to third parties.

The depreciation charge for the period was 47,090 thousand euro.

Disposals in the nine months amounted to 7,236 thousand euro, most of which referred to the sale of two properties in Italy.

Write-downs booked in the period include 2,000 thousand euro in adjustments to the value of certain industrial plant in the textile sector.

Except for these assets, there were no other signs which might indicate any impairment of property, plant and equipment; this is why, in compliance with IAS 36, no other impairment testing was carried out at September 30, 2005.

    [2] Intangible assets

"Goodwill and other intangible assets of indefinite useful life" consist of consolidation differences and residual amounts of goodwill arising on the consolidation of acquired companies. The increase in this balance includes 5,472 thousand euro in relation to the purchase of 50% of a Turkish company called Benetton Giyim Sanayi A.S. in May 2005. The rest of the balance mostly refers to other European companies.

"Intangible assets of finite useful life" include:

    "Deferred commercial expenses", consisting mainly of expenses connected with the purchase of commercial activities; they are being amortized over the term of the related lease contracts (except for the "fonds de commerce" of the French and Belgian companies which are amortized over 20 years). This item also includes costs incurred for the early vacation of third party premises, as well as expenses for taking over property and business leases, which are amortized over the term of the related lease contracts. The increase in deferred commercial expenses since December 31, 2004 includes around 20,000 thousand euro for commercial activities purchased in the period and 2,356 thousand euro allocated from the purchase price of Benetton Giyim Sanayi A.S.;

    "Concessions, licenses, trademarks and similar rights", which also include the net carrying value of the brands "United Colors of Benetton", "Sisley" and "Killer Loop";

    "Industrial patents and intellectual property rights";

    "Other" which mainly includes implementation costs relating to the purchase and creation of software, as well costs for purchasing computer programs and applications.

At the end of the first nine months of 2005, there were no signs which might indicate any impairment of intangible assets; this is why, in compliance with IAS 36, no impairment testing was carried out at that date.

    Other non-current assets

      [3] Equity investments. Equity investments in subsidiary and associated companies of 825 thousand euro relate primarily to foreign commercial and manufacturing companies. These companies are valued at cost or using the equity method and are not included in the consolidation because they are not yet operational or are in liquidation at the balance sheet date.

Equity investments in other companies of 1,888 thousand euro refer to minority holdings in Italian and Japanese companies and a Swiss company and are valued at cost.

[4] Guarantee deposits. The increase in guarantee deposits and the balance as of September 30 relate mainly to lease contracts entered into by the Japanese subsidiary.

[5] Medium/long-term financial receivables. The change in the balance mostly refers to the early repayment of 10,250 thousand euro in outstanding receivables relating to the sale of the Nordica brand (of which 4,100 thousand euro recorded under current assets). The following amounts were also collected early during the first nine months of 2005: 4,626 thousand euro for a loan to third parties from the Japanese subsidiary to support commercial activities in the territory, and 2,666 thousand euro for a loan granted by the Parent Company. The residual amount refers to financial receivables earning interest at market rates.

[6] Other medium/long-term receivables. This balance, totaling 69,887 thousand euro, includes 48,663 thousand euro in receivables due from Edizione Holding S.p.A. for current taxes, calculated on taxable losses, as allowed in the Rules governing relations between companies participating in the group tax election. This balance also includes 8,029 thousand euro in long-term trade receivables and 6,413 thousand euro in receipts due from third parties for property sales.

[7] Deferred tax assets. This balance is mostly attributable to taxes paid in advance due to differences in calculating the amortizable/depreciable base of assets and to provisions and costs that will become deductible for tax in future periods.

Current assets

[8] Inventories. Inventories, totaling 293,928 thousand euro (255,436 thousand euro as of December 31, 2004), are shown net of the related write-down reserve.

The valuation of closing inventories at weighted average cost is not appreciably different from their value at current purchase cost.

[9] Trade receivables. Trade receivables, net of the allowance for doubtful accounts, amount to 787,218 thousand euro (657,146 thousand euro as of December 31, 2004). The provision for doubtful accounts amounts to 102,381 thousand euro (97,642 thousand euro as of December 31, 2004). This provision has been determined on the basis of a prudent assessment of both general and specific risks associated with outstanding receivables at period end, bringing the total percentage of receivables covered by provisions to 11.5%.

[10] Tax receivables. These include:

    VAT recoverable from the tax authorities of 14,140 thousand euro (26,184 thousand euro as of December 31, 2004);

    taxes recoverable from the tax authorities of 10,883 thousand euro (9,075 thousand euro as of December 31, 2004);

    other receivables from the tax authorities of 1,726 thousand euro (4,192 thousand euro as of December 31, 2004).

[11] Financial assets available for sale. All financial assets were either redeemed or sold during the first nine months of 2005.

[12] Cash and banks

(thousands of euro)	09.30.2005	12.31.2004
Bank current accounts	57,867	58,499
Time deposits	19,473	141,676
Checks	26,404	59,594
Cash in hand	437	427
Total	104,181	260,196

The time deposits are liquid funds belonging to the finance companies and the Parent Company. Average interest rates reflect market returns for the various currencies concerned. The amount of checks is the result of customer payments, received in the last few days of the reporting period.

Assets held for sale. Assets held for sale at December 31, 2004 were all sold during the current year.

Comments on the principal

items in shareholders' equity

and liabilities

Shareholders' equity

    [13] Shareholders' equity attributable to the Parent Company

The Shareholders' Meeting of Benetton Group S.p.A. voted on May 16, 2005 to pay a dividend of 0.34 euro per share, totaling 62 million euro and paid on May 26, 2005.

Changes in shareholders' equity during the period are detailed in the statements of changes contained in the "Consolidated financial statements" section.

Liabilities

    Non-current liabilities

[14] Medium/long-term loans. Medium/long-term loans from banks and other providers of finance have increased due to drawdowns of the revolving credit line, agreed on June 10, 2005, with a syndicate of 10 banks and maturing in June 2010.

The remainder principally consists of a syndicated floating-rate loan of 499,739 thousand euro, maturing in July 2007.

[15] Other medium/long-term liabilities. This balance includes 19,191 thousand euro as the long-term portion of payables for the purchase of fixed assets by a Spanish subsidiary. It also includes 31,354 thousand euro in other amounts due to Group companies, representing payables to Edizione Holding S.p.A. for current taxes calculated on taxable income, as provided in the Rules governing relationships between companies participating in the group tax election.

[16] Lease financing. This balance includes 11,464 thousand euro in payables due beyond one year to leasing companies.

    Current liabilities

[17] Trade payables. These are Group payables for the purchase of goods and services.

[18] Provision for income taxes. The provision for income taxes represents the amount payable by the Group for income tax and is shown net of taxes paid in advance, tax credits and withholdings.

[19] Current portion of bonds. Benetton Group S.p.A. issued a 300,000 thousand euro floating-rate bond in July 2002, which was duly repaid on July 26, 2005.

[20] Financial payables. These mostly refers to the current portion of third-party loans, differentials on forward transactions, mainly for adjusting outstanding transactions to period-end rates, and interest on loans and derivatives, particularly those relating to interest rate risks.

[21] Bank loans and overdrafts
(thousands of euro)	09.30.2005	12.31.2004
Current account overdrafts	10,458	8,238
Advances on receivables and other short-term loans	31,052	11,686
Total	41,510	19,924

Segment information

    Segment results for first nine months 2005
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,184	76	28	-	1,288
Inter-segment revenues	2	132	-	(134)	-
Total revenues	1,186	208	28	(134)	1,288
Other operating income and revenues	39	2	-	-	41
Purchases and change in inventories	361	102	22	(124)	361
Payroll and related costs	121	40	1	-	162
Depreciation and amortization	51	13	1	-	65
Other operating costs	554	55	4	(10)	603
Earnings before interest and taxes (EBIT) (A)	138	-	-	-	138

Depreciation and amortization (B)	51	13	1	-	65
Non-monetary costs (C)	4	2	-	-	6
EBITDA (A)+(B)+(C)	193	15	1	-	209

    Segment results for first nine months 2004
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,153	79	21	-	1,253
Inter-segment revenues	2	147	-	(149)	-
Total revenues	1,155	226	21	(149)	1,253
Other operating income and revenues	64	2	-	-	66
Purchases and change in inventories	340	107	10	(138)	319
Payroll and related costs	111	44	1	-	156
Depreciation and amortization	56	14	1	-	71
Other operating costs	565	58	9	(11)	621
Earnings before interest and taxes (EBIT) (A)	147	5	-	-	152

Depreciation and amortization (B)	56	14	1	-	71
Non-monetary costs (C)	12	-	-	-	12
EBITDA (A)+(B)+(C)	215	19	1	-	235

    Apparel segment results
	Nine months		Nine months
(millions of euro)	2005	%	2004	%	Change	%
Revenues from third parties	1,184		1,153		31	2.6
Inter-segment revenues	2		2		-	-
Total revenues	1,186	100.0	1,155	100.0	31	2.7
Other operating income and revenues	39	3.3	64	5.5	(25)	(39.1)
Purchases and change in inventories	361	30.5	340	29.4	21	6.2
Payroll and related costs	121	10.2	111	9.6	10	9.0
Depreciation and amortization	51	4.3	56	4.8	(5)	(8.9)
Other operating costs	554	46.7	565	49.0	(11)	(1.9)
Earnings before interest and taxes (EBIT)	138	11.6	147	12.7	(9)	(6.1)

    Textile segment results

	Nine months		Nine months
(millions of euro)	2005	%	2004	%	Change	%
Revenues from third parties	76		79		(3)	(3.0)
Inter-segment revenues	132		147		(15)	(9.9)
Total revenues	208	100.0	226	100.0	(18)	(7.5)
Other operating income and revenues	2	0.7	2	0.9	-	-
Purchases and change in inventories	102	48.7	107	47.3	(5)	(4.7)
Payroll and related costs	40	19.3	44	19.5	(4)	(9.1)
Depreciation and amortization	13	6.4	14	6.2	(1)	(7.1)
Other operating costs	55	26.4	58	25.6	(3)	(5.2)
Earnings before interest and taxes (EBIT)	-	(0.1)	5	2.3	(5)	n.s.

    Other and unallocated segment results

	Nine months		Nine months
(millions of euro)	2005	%	2004	%	Change	%
Revenues from third parties	28		21		7	33.7
Inter-segment revenues	-		-		-	-
Total revenues	28	100.0	21	100.0	7	33.7
Other operating income and revenues	-	-	-	-	-	-
Purchases and change in inventories	22	78.2	10	49.0	12	n.s.
Payroll and related costs	1	5.6	1	4.8	-	-
Depreciation and amortization	1	2.4	1	3.3	-	-
Other operating costs	4	14.3	9	44.2	(5)	(55.6)
Earnings before interest and taxes (EBIT)	-	(0.5)	-	(1.3)	-	-

    Revenues by geographical area and business segment in first nine months 2005
			The				Rest of
(millions of euro)	Europe	%	Americas	%	Asia	%	world	%	Total
Apparel	982	90.8	61	100.0	139	97.3	2	77.9	1,184
Textile	73	6.8	-	-	2	1.4	1	22.1	76
Other and unallocated	26	2.4	-	-	2	1.3	-	-	28
Total revenues (first nine months 2005)	1,081	100.0	61	100.0	143	100.0	3	100.0	1,288
Total revenues (first nine months 2004)	1,064		59		126		4		1,253
Change	17		2		17		(1)		35

    Revenues by geographical area and business segment in 3rd quarter 2005
			The				Rest of
(millions of euro)	Europe	%	Americas	%	Asia	%	world	%	Total
Apparel	344	92.3	24	100.0	47	96.2	1	100.0	416
Textile	18	5.0	-	-	1	1.8	-	-	19
Other and unallocated	10	2.7	-	-	1	2.0	-	-	11
Total revenues (3rd quarter 2005)	372	100.0	24	100.0	49	100.0	1	100.0	446
Total revenues (3rd quarter 2004)	325		21		45		1		392
Change	47		3		4		-		54

Comments on the principal

items in the consolidated

income statement

[22] Revenues

	Nine months	Nine months
(thousands of euro)	2005	2004
Sales of core products	1,217,504	1,195,258
Miscellaneous sales	43,670	34,898
Royalty income	11,687	10,236
Miscellaneous revenues	15,116	12,292
Total	1,287,977	1,252,684

For changes in revenues, please refer to comments in the Directors' report.

Sales of core products are stated net of trade discounts.

Miscellaneous sales relate mainly to sports equipment produced for third parties by a Group company in Hungary.

Miscellaneous revenues refer mainly to the rendering of services such as processing, cost recharges and miscellaneous services.

Net sales of core products, by product category

	Nine months	Nine months
(thousands of euro)	2005	2004
Casual apparel, accessories and footwear	1,127,692	1,086,074
Sportswear	22,336	36,718
Fabrics and yarns	67,476	70,059
Sports equipment	-	2,407
Total	1,217,504	1,195,258

Net sales of core products, by brand

	Nine months	Nine months
(thousands of euro)	2005	2004
United Colors of Benetton	886,232	851,380
Sisley	240,853	234,584
Killer Loop	6,866	9,731
Playlife	16,076	27,033
Nordica	-	1,951
Rollerblade	-	520
Other sales	67,477	70,059
Total	1,217,504	1,195,258

The "United Colors of Benetton" brand also includes 304,961 thousand euro in sales by the "UCB Bambino" brand (281,705 thousand euro for the first nine months of 2004).

"Other sales" include sales of fabrics and yarns.

[23] Other operating income and revenues

The decrease relative to the prior year is attributable mainly to the absence of capital gains on the sale of buildings owned by Spanish subsidiaries.

[24] Change in inventories of finished products and work in progress

The change in this item is principally due to the increase in closing inventories of finished products and work in progress.

[25] Purchases of raw materials and consumables

	Nine months	Nine months
(thousands of euro)	2005	2004
Raw materials, semi-finished and finished products, and other materials	375,362	331,019
Purchases for advertising and promotion	975	587
Other purchases	10,402	9,182
[Discounts and rebates]	(45)	(50)
Total	386,694	340,738

[26] Payroll and related costs

These costs include:

    wages and salaries of 120,927 thousand euro (116,634 thousand euro in the first nine months of 2004).

    social security contributions of 33,057 thousand euro (32,815 thousand euro in the first nine months of 2004);

    the TFR charge (employee severance indemnity) for the period of 6,011 thousand euro (5,933 thousand euro in the first nine months of 2004);

    the cost of stock options pertaining to the first nine months of 2005 for 1,623 thousand euro (180 thousand euro in the first nine months of 2004); the fair value of stock options, calculated using the Black & Scholes method, was 5,816 thousand euro.

Other operating costs

[27] Leases and rentals. The cost of leases and rentals, amounting to 75,526 thousand euro (63,610 in the first nine months of 2004), relates mostly to rental costs which have increased from 55,314 to 66,136 thousand euro.

[28] Write-downs of property, plant and equipment and intangible assets. This amount, totaling 4,141 thousand euro (11,918 thousand euro in the first nine months of 2004), relates mainly to the adjustment of certain commercial and industrial assets to their current market value.

[29] Other operating costs. This amount, totaling 24,420 thousand euro, includes various types of cost such as indirect taxes and duties, indemnities to third parties, returns and discounts relating to sales in prior years, out-of-period expense and other operating expenses. The decrease, compared with the first nine months of 2004, was due to lower costs incurred for restructuring the commercial network and for redundancy incentives.

[30] Financial income

This amount refers mostly to positive differentials earned on interest rate swaps, income from currency swaps and forward exchange agreements, premiums on capital hedging transactions and interest income on deposits and securities.

[31] Financial expenses

This amount refers mostly to interest expense on loans and the bond, negative differentials arising on interest rate swaps, charges on currency swaps and forward exchange agreements and premiums paid on capital hedging transactions.

[32] Foreign currency hedging gains/(losses) and exchange differences

The exchange differences originate mostly from receipts from foreign customers and payments to foreign suppliers, from currency hedging transactions, as well as exchange gains and losses on renegotiation of contracts for forward currency sales. This item also includes exchange differences arising from adjustments to receivables and payables in foreign currency to the period-end exchange rate.

[33] Income taxes

Income taxes for the period amount to 32,833 thousand euro, representing a tax rate of 26.8% compared with 25.5% in the corresponding period of 2004.

Supplementary information

Purchase of equity investments

In May 2005, Benetton International S.A., the Group's Luxembourg holding company, purchased from third parties 50% of the shares and voting rights in a Turkish company named Benetton Giyim Sanayi A.S.

The assets acquired and the goodwill were as follows:
(thousands of euro)
Cost of investment	6,650
Fair value of the assets acquired	(1,178)
Goodwill	5,472

Goodwill represents the acquired company's production and management know-how.

Highlights from the balance sheet at the acquisition date were as follows:
(thousands of euro)
Property, plant and equipment, intangible assets and non-current financial assets	2,785
Receivables	6,808
Inventories	3,261
Payables	110
Net debt	12,744

Highlights from the company's income statement at the acquisition date and from its balance sheet at September 30, 2005 are shown below:
(thousands of euro)
Revenues	17,336
Contribution margin	5,975
Net income for the period	1,414
Working capital	12,963
Capital employed	15,710
Net financial position	9,699
Shareholders' equity	6,011

Significant events after September 30, 2005

There have been no significant events since the end of September 2005 except for those already discussed in the Directors' report.

Relations with the parent company, its subsidiaries and other related parties

The Benetton Group has limited trade dealings with its parent company Edizione Holding S.p.A., with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority Shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

These transactions relate mostly to purchases of tax credits and services.

In addition, Italian Group companies have made a group tax election under article 117 et seq of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating parent company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year. The relationships arising from participation in the group tax election are governed by specific Rules, approved and signed by all participating companies.

The Group has also undertaken some transactions with companies directly or indirectly controlled by, or in any case, under the influence of, managers serving within the Group. The Parent Company's management believes that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No director, manager, or shareholder is a debtor of the Group.

Transition to IFRS

Key data for the first half of 2004
	Italian			Total
	GAAP	IFRS	IFRS	under
(millions of euro)	new format	reclassifications	adjustments	IFRS
Revenues	853	7	-	860
Gross operating income	373	7	-	380
Contribution margin	320	-	-	320
EBITDA	158	-	(2)	156
Earnings before interest and taxes (EBIT)	102	-	-	102
Net income/(loss) for the period attributable to the
Parent Company and minority interests	67	-	1	68
Net income/(loss) for the period
attributable to the Parent Company	66	-	3	69

Shareholders' equity:
- Parent Company portion	1,175	-	(10)	1,165
- minority interest portion	5	-	-	5
Total shareholders' equity	1,180	-	(10)	1,170

Net financial position	567	-	1	568

Key data for the first nine months of 2004
	Italian			Total
	GAAP	IFRS	IFRS	under
(millions of euro)	new format	reclassifications	adjustments	IFRS
Revenues	1,241.3	11.4	-	1,252.7
Gross operating income	548	11.6	-	560
Contribution margin	472	-	-	472
EBITDA	237	-	(2)	235
Earnings before interest and taxes (EBIT)	150	-	2	152
Net income/(loss) for the period attributable to the
Parent Company and minority interests	98	-	4	102
Net income/(loss) for the period
attributable to the Parent Company	100	-	4	104

Shareholders' equity:
- Parent Company portion	1,207	-	(7)	1,200
- minority interest portion	6	-	-	6
Total shareholders' equity	1,213	-	(7)	1,206

Net financial position	585	-	7	592

Key data for full year 2004
	Italian			Total
	GAAP	IFRS	IFRS	under
(millions of euro)	new format	reclassifications	adjustments	IFRS
Revenues	1,686	18	-	1,704
Gross operating income	757	18	-	775
Contribution margin	653	-	-	653
EBITDA	314	-	(2)	312
Earnings before interest and taxes (EBIT)	191	-	(33)	158
Net income/(loss) for the period attributable to
the Parent Company and minority interests	123	-	(14)	108
Net income/(loss) for the period
attributable to the Parent Company	123	-	(14)	109

Shareholders' equity:
- Parent Company portion	1,230	-	(24)	1,206
- minority interest portion	7	-	-	7
Total shareholders' equity	1,237	-	(24)	1,213

Net financial position	431	-	10	441

Developments in the regulatory framework

European Community Regulation (EC) 1606/2002, implemented by the Italian legislature through Law 306/203, requires companies quoted in regulated European markets to adopt international accounting and financial reporting standards (IFRS) for preparing their consolidated financial statements as from January 1, 2005. The Italian government subsequently approved, on February 25, 2005, the legislative decree to implement the options allowed by article 5 of Regulation (EC) 1606/2002, which made it optional for quoted companies to adopt IFRS for their 2005 financial year but mandatory as from the 2006 financial year. As far as 2005 is concerned, the Benetton Group has elected to apply IFRS to its consolidated financial statements only.

Except for IAS 32 and 39, all the international accounting standards and related interpretations in existence on September 14, 2002 were ratified by the European Commission upon adopting Regulation 1725 on September 29, 2003. The European Commission adopted a series of Regulations during 2004 to ratify international accounting and financial reporting standards that were subsequently published and revised. In detail, the following Regulations were issued:

    no. 707 of April 6, 2004 which ratified IFRS 1 "First-time adoption of International Financial Reporting Standards";

    no. 2086 of November 19, 2004 which ratified IAS 39, with some limitations;

    nos. 2236, 2237 and 2238 of December 29, 2004 which ratified IAS 32, IFRIC 1, other standards revised by the IASB and the new IFRS issued in March 2004;

    no. 211 of February 4, 2005 which ratified IFRS 2.

The version of IAS 39 approved by Regulation (EC) no. 2086/2004 differs from the text approved by the IASB; the Benetton Group will apply IAS 39 in the version published by the IASB.

IFRS conversion process for the Benetton Group

Up to and including first quarter 2005, the Group prepared its consolidated financial statements and other periodic information (quarterly and half-yearly) in accordance with Italian accounting standards (Italian GAAP).

As from the half-year report for 2005, periodic consolidated reports are being prepared in accordance with IFRS, while, in the case of the annual report of the Parent Company Benetton Group S.p.A., these standards will be adopted as from financial year 2006.

Considering this and taking into account the recommendations of CESR (Committee of European Securities Regulators) published on December 30, 2003 containing the guidelines for EU listed companies concerning methods for the transition to IFRS, as well as the Regolamento Emittenti (Issuers' Regulations), as modified by CONSOB (the Italian S.E.C.) by Resolution no. 14990 of April 14, 2005, following, among other things, adoption of International Accounting Principles for interim reporting, the information required by IFRS 1 is illustrated below. In particular, this information considers the effect resulting from conversion to IFRS on the consolidated balance sheet and financial situation, on the consolidated income statement and the consolidated cash flow statements for full year 2004.

The following have been prepared for this purpose:

    notes concerning the rules for first-time application of IFRS (IFRS 1) and other selected IFRS, including management's assumptions regarding the IFRS and their interpretations which will be in force and the accounting policies which will be adopted for the purposes of preparing the first complete set of IFRS financial statements as of December 31, 2005;

    reconciliations between consolidated shareholders' equity reported under the previous accounting standards and that under IFRS at the following dates:

      date of transition to IFRS (January 1, 2004 );

      2004 half-year report;

      2004 nine-month report;

      date of last consolidated financial statements drawn up under the previous accounting standards (December 31, 2004);

    reconciliation between the 2004 results in the half-year, nine-month and full year financial statements prepared under the previous accounting standards and those prepared under IFRS;

    comments on the reconciliations.

With reference to the optional exemptions contained in IFRS 1, the following elections were made:

Valuation of property, plant and equipment and intangible assets. IFRS 1 allows the original depreciated/amortized cost to be replaced with the asset's fair value or, if certain requirements are met, with its revalued cost. The Benetton Group is not making use of this exemption, since it has adopted the criterion of depreciated/amortized historic cost for valuing its property, plant and equipment and intangible assets.

Reserve for net exchange differences arising from the translation of the financial statements of foreign subsidiaries. IAS 21 states that the differences arising from translation of the financial statements of a foreign consolidated company must be classified as a separate item in shareholders' equity, which is transferred to the income statement when the company is sold. The Group has adopted the option allowed by IFRS 1 to apply IAS 21 on an onward basis, assuming that, at the date of transition to IFRS, the translation reserve is zero.

Business combinations. IFRS 1 states that, at the transition date, it is possible to opt out of applying IFRS 3 "Business Combinations" retrospectively to business combinations which took place before the IFRS transition date. The Benetton Group has made use of this exemption and has adopted IFRS 3 on an onward basis, as from January 1, 2004, even though the effects of its application at the transition date would be minimal.

Hybrid financial instruments. IAS 32 "Financial instruments: recognition and measurement" states that the components of hybrid financial instruments must be divided between liabilities and shareholders' equity. IFRS 1 allows the non-separation of the two components if the liability element no longer exists at the transition date. The Benetton Group does not hold any hybrid financial instruments.

Financial instruments accounted for in accordance with previous standards. Even though it is permitted to adopt IAS 32 and 39 "Financial instruments" for annual financial statements of financial years commencing as from January 1, 2005, the Benetton Group has decided to apply this standard earlier with effect from January 1, 2004.

Date of designation of financial instruments as "instruments at fair value with changes through income statement" or "available for sale". IAS 39 allows a financial instrument to be recorded upon initial recognition either in the category "financial assets and liabilities at fair value with changes through income statement" or in the category "available for sale assets". IFRS 1 allows these designations to be made on the IFRS transition date and the Benetton Group has elected to adopt this option.

Derecognition of financial assets and liabilities. IAS 39 requires recognition in the opening balance sheet at January 1, 2004 of financial assets and liabilities, other than derivatives, which were previously derecognized under the former accounting standards. However, IFRS 1 provides for an option to apply the principle of "derecognition" on an onward basis, meaning that it is applicable to financial assets and liabilities, other than derivatives, purchased after the transition date. The Benetton Group does not have any cases which would lead to adoption of the exemption in question.

Share-based payments. IFRS 2 (Share-based payments) may be applied to annual financial statements of years commencing as from January 1, 2005; the Benetton Group has decided to adopt the standard on an onward basis as from the 2004 financial year.

Principal effects of applying IFRS to the opening balance sheet as of January 1, 2004 and to the consolidated financial statements as of June 30, September 30 and December 31, 2004

The differences emerging from the application of IFRS compared with Italian GAAP and the elections made by the Benetton Group in relation to the accounting options contained in the IFRS require the restatement of accounting data prepared under the previous Italian regulations governing financial statements, with effects on the Group's shareholders' equity, its net financial position and net income, which may be summarized as follows:

Opening balance sheet as of January 1, 2004
(thousands of euro)	Italian GAAP	IFRS effects	IFRS
Shareholders' equity including:
- Parent Company portion	1,173,861	(10,681)	1,163,180
- minority interest portion	12,799	193	12,992

Net financial position	468,446	(468)	467,978

Consolidated financial statements as of June 30, 2004
(thousands of euro)	Italian GAAP	IFRS effects	IFRS
Shareholders' equity including:
- Parent Company portion	1,174,598	(8,987)	1,165,611
- minority interest portion	4,813	-	4,813

Net financial position	566,827	1,003	567,830

Income for the period attributable to the Parent Company and minority interests:
- Parent Company	66,630	2,689	69,319
- minority Shareholders	(633)	-	(633)
Total	65,997	2,689	68,686

Consolidated financial statements as of September 30, 2004
(thousands of euro)	Italian GAAP	IFRS effects	IFRS
Shareholders' equity including:
- Parent Company portion	1,206,841	(6,678)	1,200,163
- minority interest portion	5,539	176	5,715

Net financial position	585,111	7,160	592,271

Income for the period attributable to the Parent Company and minority interests:
- Parent Company	100,042	3,842	103,884
- minority Shareholders	(1,788)	176	(1,612)
Total	98,254	4,018	102,272

Consolidated financial statements as of December 31, 2004
(thousands of euro)	Italian GAAP	IFRS effects	IFRS
Shareholders' equity including:
- Parent Company portion	1,230,319	(24,310)	1,206,009
- minority interest portion	6,840	41	6,881

Net financial position	431,034	9,771	440,805

Income for the period attributable to the Parent Company and minority interests:
- Parent Company	123,074	(14,279)	108,795
- minority Shareholders	(494)	41	(453)
Total	122,580	(14,238)	108,342

In particular, the main adjustments, shown before tax and minority interests, are as follows:
					Net income	Net income	Net
	Shareholders'	Shareholders'	Shareholders'	Shareholders'	for the	for the period	income
	equity as of	equity as of	equity as of	equity as of	period	nine months	full year
(thousands of euro)	01.01.2004	06.30.2004	09.30.2004	12.31.2004	1st half 2004	2004	2004
Total amounts
(Parent Company portion and
minority interest portion)
under Italian GAAP	1,186,660	1,179,411	1,212,380	1,237,159	65,997	98,254	122,582
less - minority interest portion	(12,799)	(4,813)	(5,539)	(6,840)	633	1,788	492
Parent Company
portion under
Italian GAAP	1,173,861	1,174,598	1,206,841	1,230,319	66,630	100,042	123,074
Adjustments to financial statements for IFRS:
a) reversal of monetary
revaluations (IAS 16)	(3,085)	(2,908)	(2,902)	(2,896)	177	183	189
b) reversal of start-up
and expansion costs
(IAS 38)	(7,361)	(5,283)	(4,030)	(3,496)	2,078	3,331	3,865
c) reversal of goodwill
amortization (IFRS 3)	-	310	824	721	310	824	721
d) straight-line lease
installments (IAS 17)	(4,357)	(2,330)	(2,401)	(1,098)	2,133	2,070	3,308
e) recognition of deferred
tax assets (IAS 12)	-	-	-	7,146	-	-	7,146
f) different tax rate
for calculation of "profit
in stock" (IAS 12)	73	422	733	1,334	349	660	1,261
g) discounting of employee benefits
to present value
(IAS 19)	3,825	4,093	4,190	4,207	274	362	373
h) cost of stock options
(IFRS 2)	-	-	-	-	-	(180)	(722)
i) derivatives for interest
rate risks (IAS 39)	(9,653)	(6,647)	(6,081)	(4,963)	3,006	3,572	4,690
l) derivatives for
exchange rate
risks (IAS 39)	1,100	155	602	139	973	178	(264)
m) securities available
for sale (IAS 39)	262	366	527	301	(4)	(51)	(43)
n) impairment loss adjustments for
non-current assets
(IAS 36)	-	-	-	(35,683)	-	-	(35,951)
o) provisions for risks and
future charges (IAS 37)	4,494	-	-	-	(4,625)	(4,632)	(4,563)
p) exchange differences
on equity investment
disposals(IAS 21)	-	-	-	-	-	-	69
Effect of reclassifications	-	-	-	-	-	-	-
Tax effect on
reconciling items	4,215	2,836	2,036	10,019	(1,982)	(2,299)	5,684
Minority interests in
reconciling items	(194)	-	(176)	(41)	-	(176)	(41)
Parent Company portion
under IFRS	1,163,180	1,165,612	1,200,163	1,206,009	69,319	103,884	108,796

	Net	Net	Net	Net
	financial	financial	financial	financial
	position	position	position	position
(thousands of euro)	01.01.2004	06.30.2004	09.30.2004	12.31.2004
Total under Italian GAAP	468,446	566,827	585,111	431,034

Adjustments to financial statements for IFRS:
i) derivatives for interest rate risks (IAS 39)	9,653	6,647	6,081	4,963
l) derivatives for exchange
rate risks (IAS 39)	(1,100)	(155)	(602)	150
m) securities available for sale (IAS 39)	(255)	(367)	(520)	(294)

Effect of reclassifications	(8,766)	(5,122)	2,201	4,952
Total under IFRS	467,978	567,830	592,271	440,805

Comments on the main IFRS adjustments to items in the balance sheets as of January 1, June 30, September 30 and December 30, 2004 and the income statement for the first half, first nine months and full year 2004. We shall now comment on the main changes arising from the application of IFRS compared with the amounts determined under Italian GAAP:

a) Reversal of monetary revaluations (IAS 16). In the past, some categories of property, plant and equipment underwent monetary revaluations which were permitted or obligatory under Italian and Spanish law; the amount of these revaluations did not equate to the fair value of these assets and, so, has been eliminated from the value of assets, as has the corresponding reserve under shareholders' equity.

Effects:

- on shareholders' equity as of January 1, 2004: decrease of 3,085 thousand euro, before a positive tax effect of 607 thousand euro;

- on shareholders' equity as of June 30, 2004: decrease of 2,908 thousand euro, before a positive tax effect of 606 thousand euro;

- on shareholders' equity as of September 30, 2004: decrease of 2,902 thousand euro, before a positive tax effect of 606 thousand euro;

- on shareholders' equity as of December 31, 2004: decrease of 2,896 thousand euro, before a positive tax effect of 605 thousand euro;

- on net income for the first half of 2004: increase of 177 thousand euro (lower depreciation and other expenses), before a negative tax effect of 1 thousand euro;

- on net income for the first nine months of 2004: increase of 183 thousand euro (lower depreciation and other expenses), before a negative tax effect of 1 thousand euro;

- on net income for full year 2004: increase of 189 thousand euro (lower depreciation and other expenses), before a negative tax effect of 2 thousand euro;

b) Reversal of start-up and expansion costs (IAS 38). Start-up and expansion costs do not meet the capitalization requirements under IFRS and must, therefore, be expensed to income.

Effects:
- on shareholders' equity as of January 1, 2004: decrease of 7,361 thousand euro, before a positive tax effect of 2,136 thousand euro;

- on shareholders' equity as of June 30, 2004: decrease of 5,283 thousand euro, before a positive tax effect of 1,545 thousand euro;

- on shareholders' equity as of September 30, 2004: decrease of 4,030 thousand euro, before a positive tax effect of 1,190 thousand euro;

- on shareholders' equity as of December 31, 2004: decrease of 3,496 thousand euro, before a positive tax effect of 947 thousand euro;

- on net income for the first half of 2004: increase of 2,078 thousand euro (lower amortization), before a negative tax effect of 591 thousand euro;

- on net income for the first nine months of 2004: increase of 3,331 thousand euro (lower amortization), before a negative tax effect of 946 thousand euro;

- on net income for full year 2004: increase of 3,865 thousand euro (lower amortization), before a negative tax effect of 1,189 thousand euro.

c) Reversal of goodwill amortization (IFRS 3). IFRS 3 eliminates the concept of goodwill amortization, replacing it with a periodic review, at least once a year, of the validity of the recorded value (impairment test); this provision has had a limited effect on the Benetton Group financial statements, since the amounts previously recorded as "Goodwill" in the consolidated balance sheet related mainly to lease surrender payments for obtaining the lease of buildings for use as stores (key money). This key money is amortized over the term of the associated lease contracts with the exception of French and Belgian "fonds de commerce", which are amortized over 20 years.

Effects:

- on shareholders' equity as of January 1, 2004: none, since application is onward-going;

- on shareholders' equity as of June 30, 2004: increase of 310 thousand euro;

- on shareholders' equity as of September 30, 2004: increase of 824 thousand euro;

- on shareholders' equity as of December 31, 2004: increase of 721 thousand euro;

- on net income for the first half of 2004: increase of 310 thousand euro;

- on net income for the first nine months of 2004: increase of 824 thousand euro;

- on net income for full year 2004: increase of 721 thousand euro .

d) Straight-line lease payments (IAS 17). For the purposes of IAS 17, lease payments, both payable and receivable, have been recognized on a straight-line basis over the term of the related contracts. The Benetton Group has entered into lease contracts in the USA and UK with increasing lease payments. For the purposes of determining the income or charge for each period in accordance with IFRS, it has therefore been necessary to split these payments into equal amounts over the term of each lease contract.

Effects:

- on shareholders' equity as of January 1, 2004: decrease of 4,357 thousand euro;

- on shareholders' equity as of June 30, 2004: decrease of 2,330 thousand euro;

- on shareholders' equity as of September 30, 2004: decrease of 2,401 thousand euro;

- on shareholders' equity as of December 31, 2004: decrease of 1,098 thousand euro;

- on net income for the first half of 2004: increase of 2,133 thousand euro;

- on net income for the first nine months of 2004: increase of 2,070 thousand euro;

- on net income for full year 2004: increase of 3,308 thousand euro.

The positive effects reported in the first half, first nine months and full year 2004 were mainly due to early termination of some lease contracts, with the resulting release to income of the accrued expenses outstanding at the time.

e) Recognition of deferred tax assets (IAS 12). Deferred tax assets may only be recorded under Italian GAAP if their recovery is reasonably certain. Under IAS 12 on the other hand, it is sufficient for recovery to be probable. This has resulted in the recognition for IFRS purposes of assets relating to future tax benefits from carried forward tax losses which the Group regards as recoverable.

Effects:

- on shareholders' equity as of January 1, 2004: none, since there were no items likely to be recovered;

- on shareholders' equity as of June 30, 2004: none, since there were no items likely to be recovered;

- on shareholders' equity as of September 30, 2004: none, since there were no items likely to be recovered;

- on shareholders' equity as of December 31, 2004: increase of 7,146 thousand euro;

- on net income for the first half of 2004: none, since there were no items likely to be recovered;

- on net income for the first nine months of 2004: none, since there were no items likely to be recovered;

- on net income for full year 2004: increase of 7,146 thousand euro.

f) Different tax rate for calculation of "profit in stock" (IAS 12). For the purposes of eliminating the intercompany margin contained in the value of goods in stock, the application of IAS 12 within Benetton requires that the tax effect be calculated using the tax rate of the buying company instead of that of the selling company, as done previously.

Effects:

- on shareholders' equity as of January 1, 2004: increase of 73 thousand euro;

- on shareholders' equity as of June 30, 2004: increase of 422 thousand euro;

- on shareholders' equity as of September 30, 2004: increase of 733 thousand euro;

- on shareholders' equity as of December 31, 2004: increase of 1,334 thousand euro;

- on net income for the first half of 2004: increase of 349 thousand euro;

- on net income for the first nine months of 2004: increase of 660 thousand euro;

- on net income for full year 2004: increase of 1,261 thousand euro.

g) Discounting of employee benefits to present value (IAS 19). Italian GAAP requires the liability for TFR (employee termination indemnity) to be recorded at nominal value calculated as provided in the Civil Code; under IFRS, TFR falls into the category of benefit plans subject to actuarial valuation, with recognition at transition date of all actuarial gains and losses.

Effects:

- on shareholders' equity as of January 1, 2004: increase of 3,825 thousand euro, before a negative tax effect of 1,262 thousand euro;

- on shareholders' equity as of June 30, 2004: increase of 4,093 thousand euro, before a negative tax effect of 1,353 thousand euro;

- on shareholders' equity as of September 30, 2004: increase of 4,190 thousand euro, before a negative tax effect of 1,382 thousand euro;

- on shareholders' equity as of December 31, 2004: increase of 4,207 thousand euro, before a negative tax effect of 1,385 thousand euro;

- on net income for the first half of 2004: increase of 274 thousand euro, before a negative tax effect of 91 thousand euro;

- on net income for the first nine months of 2004: increase of 362 thousand euro, before a negative tax effect of 120 thousand euro;

- on net income for full year 2004: increase of 373 thousand euro, before a negative tax effect of 123 thousand euro.

h) Cost of stock options (IFRS 2). Italian GAAP does not lay down any particular accounting treatment for stock option plans; such plans are not reflected in the financial statement numbers, but are only described. IFRS 2 considers stock options to be in the category of "share-based payments" and requires them to be measured at fair value at the time of their grant, recognizing an expense in the income statement and a corresponding credit in shareholders' equity reserves.

Effects:

- on shareholders' equity as of January 1, 2004: none (no plan existing at that date);

- on shareholders' equity as of June 30, 2004: none (no plan existing at that date);

- on shareholders' equity as of September 30, 2004: none, since the effect on the income statement offsets the matching effect on shareholders' equity;

- on shareholders' equity as of December 31, 2004: none, since the effect on the income statement offsets the matching effect on shareholders' equity;

- on net income for the first half of 2004: none (no plan existing at that date);

- on net income for the first nine months of 2004: decrease of 180 thousand euro (stock option program approved in September 2004);

- on net income for full year 2004: decrease of 722 thousand euro.

i) Derivatives for interest rate risks (IAS 39). The Benetton Group holds Interest Rate Swaps (IRS) to manage the risk of changes in interest rates. IRS qualify for treatment as hedging instruments under Italian GAAP, meaning that only the difference between interest paid and that received was booked directly to the income statement on an accruals basis. For the purposes of IFRS, the derivative instruments in question do not meet all the formal requirements of IAS 39 for recognition as hedges, meaning that outstanding IRS have been measured at fair value at the transition date and at December 31, 2004, with the related differences booked to the income statement.

Effects:

- on shareholders' equity as of January 1, 2004: decrease of 9,653 thousand euro, before a positive tax effect of 3,185 thousand euro;

- on shareholders' equity as of June 30, 2004: decrease of 6,647 thousand euro, before a positive tax effect of 2,192 thousand euro;

- on shareholders' equity as of September 30, 2004: decrease of 6,081 thousand euro, before a positive tax effect of 2,005 thousand euro;

- on shareholders' equity as of December 31, 2004: decrease of 4,963 thousand euro, before a positive tax effect of 1,636 thousand euro;

- on net income for the first half of 2004: increase of 3,006 thousand euro, before a negative tax effect of 993 thousand euro;

- on net income for the first nine months of 2004: increase of 3,572 thousand euro, before a negative tax effect of 1,180 thousand euro;

- on net income for full year 2004: increase of 4,690 thousand euro, before a negative tax effect of 1,549 thousand euro.

l) Derivative instruments for exchange rate risks (IAS 39). The effects of marking to market the exchange component of currency hedging instruments relating to future sales have been included for IFRS purposes in a specific reserve under shareholders' equity; changes in the value of these hedges were previously booked to the income statement. In addition, in the case of hedges relating to receivables, the derivative's total "mark to market" valuation is now recorded in the income statement, whereas, previously, the income statement reflected the exchange component and the portion of the interest component relevant to that period.

Effects:

- on shareholders' equity as of January 1, 2004: increase of 1,100 thousand euro, before a negative tax effect of 378 thousand euro;

- on shareholders' equity as of June 30, 2004: increase of 155 thousand euro, before a negative tax effect of 82 thousand euro;

- on shareholders' equity as of September 30, 2004: increase of 602 thousand euro, before a negative tax effect of 223 thousand euro;

- on shareholders' equity as of December 31, 2004: increase of 139 thousand euro, before a negative tax effect of 46 thousand euro;

- on net income for the first half of 2004: increase of 973 thousand euro, before a negative tax effect of 307 thousand euro;

- on net income for the first nine months of 2004: increase of 178 thousand euro, before a negative tax effect of 68 thousand euro;

- on net income for full year 2004: decrease of 264 thousand euro, before a positive tax effect of 103 thousand euro.

m) Securities available for sale (IAS 39). Investments of liquid funds in securities have been reclassified into the IAS 39 category "Financial assets available for sale" and consequently measured at fair value, with any effect booked to shareholders' equity, whereas, previously, they were valued at the lower of historic cost and market value.

Effects:

- on shareholders' equity as of January 1, 2004: increase of 262 thousand euro, before a negative tax effect of 73 thousand euro;

- on shareholders' equity as of June 30, 2004: increase of 366 thousand euro, before a negative tax effect of 72 thousand euro;

- on shareholders' equity as of September 30, 2004: increase of 527 thousand euro, before a negative tax effect of 160 thousand euro;

- on shareholders' equity as of December 31, 2004: increase of 301 thousand euro, before a negative tax effect of 81 thousand euro;

- on net income for the first half of 2004: decrease of 4 thousand euro, before a positive tax effect of 1 thousand euro;

- on net income for the first nine months of 2004: decrease of 51 thousand euro, before a positive tax effect of 17 thousand euro;

- on net income for full year 2004: decrease of 43 thousand euro, before a positive tax effect of 19 thousand euro.

The effects arising from the application of IAS 32 and 39, together with reclassifications of some balance sheet items, had the following consequences on the net financial position:

- net financial position as of January 1, 2004: decrease of 468 thousand euro;

- net financial position as of June 30, 2004: increase of 1,003 thousand euro;

- net financial position as of September 30, 2004: increase of 7,160 thousand euro;

- net financial position as of December 31, 2004: increase of 9,771 thousand euro.

n) Impairment loss adjustments to non-current assets (IAS 36). In the absence of an Italian accounting standard providing precise guidance on testing maintenance of value of non-current assets, the Benetton Group previously used to write down the value when:

    it was decided to dispose of an asset or a group of assets; a typical example would be the decision to close a store, which involved estimating the costs of closure and adjusting the value of associated investments to their market value;

    there was some indisputable sign of lasting loss in value by a particular fixed asset (for example following an expert valuation).

A special valuation mechanism was used to analyze investments in stores, both directly operated ("retail") and those operated by third parties ("wholesale"). This type of investment (leasehold improvements, key money, furnishings) was tested on a country level, considering all stores in a single country as a whole.

The 35.7 million euro adjustment arose from the following:

    adoption of IAS 36, which eliminated the concept of the "lasting nature" of the loss of value and which set stringent rules for assessing the "value in use" of each individual asset and for identifying in commercial terms the individual store as the Cash Generating Unit, with the calculation of the present value of net cash flows generated by that CGU;

    modification of the procedure for analyzing the return on capital employed of individual stores.

This resulted in a certain number of write-downs of assets connected with stores which were insufficiently profitable when considered individually.

Effects:

- on shareholders' equity as of January 1, 2004: none, because the change is attributable to 2004;

- on shareholders' equity as of June 30, 2004: no effect;

- on shareholders' equity as of September 30, 2004: no effect;

- on shareholders' equity as of December 31, 2004: decrease of 35,683 thousand euro, before a positive tax effect of 8,345 thousand euro;

- on net income for the first half of 2004: no effect;

- on net income for the first nine months of 2004: no effect;

- on net income for full year 2004: decrease of 35,951 thousand euro, before a positive tax effect of 8,426 thousand euro.

o) Provisions for risks and future charges (IAS 37). Certain provisions contained in the Italian GAAP financial statements at December 31, 2003, made as a result of the decision to terminate early some lease contracts, did not meet all the formal requirements of IAS 37 for recognition as a liability and so were reversed at the transition date; the cost of terminating these contracts was therefore carried forward to the first half of 2004.

Effects:

- on shareholders' equity as of January 1, 2004: increase of 4,494 thousand euro;

- on shareholders' equity as of June 30, 2004: no effect;

- on shareholders' equity as of September 30, 2004: no effect;

- on shareholders' equity as of December 31, 2004: no effect;

- on net income for the first half of 2004: decrease of 4,625 thousand euro;

- on net income for the first nine months of 2004: decrease of 4,632 thousand euro;

- on net income for full year 2004: decrease of 4,563 thousand euro.

p) exchange differences on equity investment disposals (IAS 21). The Benetton Group has applied IAS 21, which requires exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded, to be recorded as income or expenses in the period in which they arise.

Effects:

- on shareholders' equity as of January 1, 2004: no effect;

- on shareholders' equity as of June 30, 2004: no effect;

- on shareholders' equity as of September 30, 2004: no effect;

- on shareholders' equity as of December 31, 2004: no effect;

- on net income for the first half of 2004: no effect;

- on net income for first nine months of 2004: no effect;

- on net income for full year 2004: increase of 69 thousand euro.

Corporate	Headquarters
information	Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
tel 0039 0422 519111

Legal data
Capital Stock: Euro 236,026,454.30 fully paid
Register of Commerce no. 84146
Tax ID/Treviso Company register: 00193320264

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e-mail: press@benetton.it
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